UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 8-K
Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **January 23, 2009**

CATERPILLAR INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

1-768	**37-0602744**
(Commission File Number)	(IRS Employer Identification No.)

100 NE Adams Street, Peoria, Illinois	**61629**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(309) 675-1000**

Former name or former address, if changed since last report: **N/A**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 230.425)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

* *

Item 1.01.   Entry into a Material Definitive Agreement.

Amendment of Credit Facilities

On January 23, 2009, Caterpillar Inc. ("Company") amended the following three credit agreements and their related local currency addendums (collectively, the "Credit Facilities"):

(1)   The credit agreement dated as of September 18, 2008 (the "364-Day Facility") entered into by and among the Company, Caterpillar Financial Services Corporation ("CFSC") and Caterpillar Finance Corporation ("CFC"), certain financial institutions named therein (the "364 Day Facility Banks"), The Bank of Tokyo Mitsubishi UFJ, Ltd. (as Japan local currency agent and bank), and Citibank, N.A. ("Citibank") (as agent) for an unsecured aggregate revolving credit facility of up to US$2.2525 billion and its related local currency addendum, which were originally disclosed in the Company's Form 8-K filed with the Securities and Exchange Commission ("SEC") on September 23, 2008 ("2008 Form 8-K") and are hereby incorporated herein by reference;

(2)   The five-year credit agreement dated September 20, 2007 ("2007 Facility") entered into by and among the same parties provided in the description of the 364-Day Facility for an unsecured aggregate revolving credit facility of up to US$1.625 billion and its related local currency addendum, originally filed with the SEC via the Company's Form 8-K on September 25, 2007 (the "2007 Form 8-K") and amended by the terms disclosed under Items 1.01(b) and 2.03(b) of the 2008 Form 8-K, which, together with the related exhibits, are hereby incorporated herein by reference; and

(3)   The five-year credit agreement dated September 21, 2006 ("2006 Facility" and together with the 2007 Facility, the "Five Year Facilities") entered into by and among the Company, CFSC and Caterpillar International Finance Limited (f/k/a Caterpillar International Finance p.l.c.) ("CIF" together with the Company, CFSC and CFC, the "Borrowers"), certain financial institutions named therein (the "2006 Facility Banks" together with the 364-Day Facility Banks, the "Banks"), The Bank of Tokyo-Mitsubishi UFJ, Ltd. (as Japan local currency agent and Japan local currency bank), Citibank International p.l.c. (as local currency agent) and Citibank (as agent) for an unsecured aggregate revolving credit facility up to US$2.975 billion and its two related local currency addendums, originally filed with the SEC via the Company's Form 8-K on September 26, 2006 ("2006 Form 8-K") and amended by the terms disclosed under Items 1.01(b) and 2.03(b) of the 2008 Form 8-K, which, together with the related exhibits, are hereby incorporated herein by reference.

The Credit Facilities are used primarily as the Borrowers' commercial paper backstop, and none of the Borrowers have drawn any amounts under the Credit Facilities.

The amendments to the Credit Facilities increase the upper range of interest rates applicable to certain amounts that may be drawn by the Borrowers under the Credit Facilities by approximately 1.0% to 1.5%. The Borrowers agreed to the above described amendments in consideration of the Banks' consent to (i) the Company's consolidated net worth of $6.087 billion as of December 31, 2008, which, due to, among other things, a $3.4 billion charge to the "other comprehensive income" in the Company's balance sheet for the year ended December 31, 2008, fell below the level stipulated in the Credit Facilities, and (ii) CFSC's interest coverage ratio of 0.97 as of December 31, 2008, which, due to, among other things, the deteriorating economic conditions in the quarter ended December 31, 2008, was at a level below that stipulated in the Credit Facilities.

The foregoing description of the amendments to the Credit Facilities is a summary and is qualified in its entirety by the terms and provisions of Amendment No. 1 to the 364-Day Facility, Amendment No. 2 to the 2007 Facility; Amendment No. 4 to the 2006 Facility, Amendment No. 1 to 2007 Japan Local Currency Addendum, Amendment No. 1 to 2006 Japan Local Currency Addendum and Amendment No. 1 to 2006 Local Currency Addendum, respectively, filed as Exhibits 99.1, 99.2, 99.3, 99.4, 99.5, and 99.6 to this report and incorporated herein by reference.

Some of the Banks, as well as certain of their respective affiliates, have performed, and may in the future perform, for the Borrowers and their subsidiaries, various commercial banking, investment banking, underwriting and other financial advisory services, for which they have received, and will receive, customary fees and expenses.

Item 2.02.   Results of Operations and Financial Condition.

On January 26, 2009, Caterpillar Inc. issued a press release reporting financial results for the year and fourth quarter ended December 31, 2008 (furnished hereunder as Exhibit 99.7).

Item 2.03.   Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth under Item 1.01 of this report is hereby incorporated into the Item 2.03 by reference.

Item 9.01.   Financial Statements and Exhibits.

(d)   Exhibits:

99.1   Amendment No. 1 to the 364-Day Credit Agreement

99.2   Amendment No. 2 to the 2007 Five-Year Credit Agreement

99.3   Amendment No. 4 to the 2006 Five Year Credit Agreement

99.4   Amendment No. 1 to 2007 Japan Local Currency Addendum

99.5   Amendment No. 1 to 2006 Japan Local Currency Addendum

99.6   Amendment No. 1 to 2006 Local Currency Addendum

99.7   4th Quarter 2008 Results Press Release dated January 26, 2009

* *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CATERPILLAR INC.

January 26, 2009	By:	*/s/ James B. Buda*
		James B. Buda
		Vice President, General Counsel and Secretary

EXHIBIT 99.1

AMENDMENT NO. 1
to
CREDIT AGREEMENT (364-DAY FACILITY)

This AMENDMENT NO. 1 TO CREDIT AGREEMENT (364-DAY FACILITY) (this "Amendment"), dated as of January 23, 2009, is entered into by and among Caterpillar Inc. ("Caterpillar"), Caterpillar Financial Services Corporation ("CFSC") and Caterpillar Finance Corporation ("CFC", and together with Caterpillar and CFSC, the "Borrowers"), the Banks and Japan Local Currency Banks parties hereto (collectively, the "Banks"), The Bank of Tokyo-Mitsubishi UFJ, Ltd., as Japan Local Currency Agent (the "Japan Local Currency Agent") and as Japan Local Currency Bank (the "Japan Local Currency Bank") under the Credit Agreement (as defined below) and Citibank, N.A., as Agent (the "Administrative Agent" and together with the Japan Local Currency Agent, the "Agents") under the Credit Agreement. Each capitalized term used herein and not defined herein shall have the meaning ascribed thereto in the Credit Agreement.

PRELIMINARY STATEMENTS

The Borrowers, the Banks and the Agents are parties to the Credit Agreement (364-Day Facility), dated as of September 18, 2008 (as the same may be further amended, restated, supplemented or otherwise modified from time to time, the "Credit Agreement"). The Borrowers have requested that the Banks and the Agents amend the Credit Agreement as hereinafter set forth, and the Banks and the Agents have agreed to amend the Credit Agreement pursuant to the terms of this Amendment.

SECTION 1. Amendment to the Credit Agreement. Effective as of the date hereof, subject to the satisfaction of the conditions precedent set forth in Section 3 below, the Credit Agreement is hereby amended as follows:

1.1 The definition of "Maximum Market Rate Spread" set forth in Section 1.01 is amended and restated in its entirety as follows:

'"Maximum Market Rate Spread" shall mean, as of any date of determination, with respect to any Advance, a rate per annum equal to 1.75%; provided, that, commencing on the Term Loan Effective Date, the Maximum Market Rate Spread shall be a rate per annum equal to 2.00%."'

SECTION 2. Reaffirmation of CFSC Guaranty. CFSC hereby reaffirms all of its obligations under Article IX of the Credit Agreement and acknowledges and agrees that such obligations remain in full force and effect and are hereby ratified, reaffirmed and confirmed.

SECTION 3. Conditions Precedent. This Amendment shall become effective and be deemed effective as of the date hereof upon the Administrative Agent's receipt of duly executed counterparts of each of the following:

3.1 this Amendment from each Borrower, the Agents and the Banks; and

3.2 Consent to Credit Agreement (364-Day Facility) of even date herewith with respect to the Credit Agreement from each Borrower and the Majority Banks (the "Consent").

SECTION 4. Covenants, Representations and Warranties of the Borrowers.

4.1 Upon the effectiveness of this Amendment and the Consent, each Borrower hereby reaffirms all covenants, representations and warranties made by it in the Credit Agreement, as amended hereby, and agrees that all such covenants, representations and warranties shall be deemed to have been re-made as of the effective date of this Amendment.

4.2 Each Borrower hereby represents and warrants that (a) this Amendment constitutes a legal, valid and binding obligation of such Borrower, enforceable against such Borrower in accordance with its terms, except as enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditor's rights generally and by the effect of general principles of equity and (b) upon the effectiveness of this Amendment and the Consent, no Event of Default shall exist with respect to such Borrower and no event shall exist which, with the giving of notice, the lapse of time or both, would constitute an Event of Default with respect to such Borrower.

SECTION 5. Reference to and Effect on the Credit Agreement.

5.1 Upon the effectiveness of this Amendment, each reference in the Credit Agreement to "this Agreement", "hereunder", "hereof", "herein" or words of like import shall mean and be a reference to the Credit Agreement, as amended hereby, and each reference to the Credit Agreement in any other document, instrument or agreement executed and/or delivered in connection with the Credit Agreement shall mean and be a reference to the Credit Agreement as amended hereby.

5.2 Except as specifically amended above, the Credit Agreement, the Notes and all other documents, instruments and agreements executed and/or delivered in connection therewith shall remain in full force and effect and are hereby ratified and confirmed.

5.3 The execution, delivery and effectiveness of this Amendment shall not operate as a waiver of any right, power or remedy of any party under the Credit Agreement, the Notes or any other document, instrument or agreement executed in connection therewith, nor constitute a waiver of any provision contained therein, except as specifically set forth herein.

SECTION 6. Execution in Counterparts. This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which taken together shall constitute one and the same instrument. A facsimile or PDF copy of any signature hereto shall have the same effect as the original of such signature.

SECTION 7. **Governing Law**. **This Amendment shall be governed by and construed in accordance with the laws of the State of New York without regard for conflict of law principles that would result in the application of any law other than the internal law of the State of New York.**

SECTION 8. Headings. Section headings in this Amendment are included herein for convenience of reference only and shall not constitute a part of this Amendment for any other purpose.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective officers or representatives thereunto duly authorized as of the date first above written.

CATERPILLAR INC.

By   /s/ Kevin E. Colgan
  Name: Kevin E. Colgan
  Title: Treasurer

CATERPILLAR FINANCIAL SERVICES CORPORATION

By   /s/ David A. Kacynski
  Name: David Kacynski
  Title: Treasurer

CATERPILLAR FINANCE CORPORATION

By   /s/ David A. Kacynski
  Name: David A. Kacynski
  Title: Director

CITIBANK, N.A., as Agent

By   /s/ Kevin A Ege
  Name: Kevin A Ege
  Title: Vice President

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD., as Japan Local Currency Agent

By   /s/ Muneya Taniguchi
  Name: Muneya Taniguchi
  Title: Chief Manager

CITIBANK, N.A., as a Bank

By   /s/ Kevin A Ege
  Name: Kevin A Ege
  Title: Vice President

JPMORGAN CHASE BANK, N.A., as a Bank

By   /s/ Tony Yung
  Name: Tony Yung
  Title: Vice President

BANK OF AMERICA, N.A., as a Bank

By /s/ Chas McDonell
   Name: Chas McDonell
   Title: Senior Vice President

AMRO BANK N.V., as a Bank

By /s/ Brendan Korb
   Name: Brendan Korb
   Title: Director

By /s/ Mary Pope
   Name: Mary Pope
   Title: Assistant Vice President

BARCLAYS BANK PLC, as a Bank

By /s/ Alicia Borys
   Name: Alicia Borys
   Title: Assistant Vice President

SOCIÉTÉ GÉNÉRALE, as a Bank

By /s/ Eric E.O. Siebert Jr.
   Name: Eric E.O. Siebert Jr.
   Title: Managing Director

ROYAL BANK OF CANADA, as a Bank

By /s/ Meredith Majesty
   Name: Meredith Majesty
   Title: Authorized Signatory

STANDARD CHARTERED BANK, as a Bank

By /s/ Karen Bershtein
   Name: Karen Bershtein
   Title: Associate Director

By /s/ Robert K. Reddington
   Name: Robert K. Reddington
   Title: AVP / Credit Documentation Credit Risk Control

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD., as Japan Local Currency Bank

By /s/ Muneya Taniguchi
   Name: Muneya Taniguchi
   Title: Chief Manager

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD., as a Bank

By /s/ Victor Pierzchalski
   Name: Victor Pierzchalski
   Title: Authorized Signatory

COMMERZBANK AG, NEW YORK AND GRAND CAYMAN BRANCHES, as a Bank

By /s/ Al Morrow
   Name: Al Morrow
   Title: Assistant Vice President

By /s/ John Marlatt
   Name: John Marlatt
   Title: Senior Vice President

ING BANK N.V., DUBLIN BRANCH, as a Bank

By /s/ Sean Hassett
   Name: Sean Hassett
   Title: Director

By /s/ Emma Condon
   Name: Emma Condon
   Title: Vice President

THE BANK OF NEW YORK MELLON, as a Bank

By /s/ Daniel J. Lenckos
   Name: Daniel J. Lenckos
   Title: First Vice President

BNP PARIBAS, as a Bank

By /s/ Wendy Breuder
   Name: Wendy Breuder
   Title: Managing Director

By /s/ Michael Pearce
   Name: Michael Pearce
   Title: Director

THE NORTHERN TRUST COMPANY, as a Bank

By /s/ Steve Ryan
  Name: Steve Ryan
  Title: Senior Vice President

WESTPAC BANKING CORPORATION, as a Bank

By /s/ Bradley Scammell
  Name: Bradley Scammell
  Title: Head of Corporate and Institutional Banking Americas

MERRILL LYNCH BANK USA, as a Bank

By /s/ Louis Alder
  Name: Louis Alder
  Title: First Vice President

WILLIAM STREET LLC, as a Bank

By /s/ Mark Walton
  Name: Mark Walton
  Title: Authorized Signatory

EXHIBIT 99.2

AMENDMENT NO. 2
to
CREDIT AGREEMENT (FIVE-YEAR FACILITY)

This AMENDMENT NO. 2 TO CREDIT AGREEMENT (FIVE-YEAR FACILITY) (this "Amendment"), dated as of January 23, 2009, is entered into by and among Caterpillar Inc. ("Caterpillar"), Caterpillar Financial Services Corporation ("CFSC") and Caterpillar Finance Corporation ("CFC" and together with Caterpillar and CFSC, the "Borrowers"), the Banks and Japan Local Currency Banks parties hereto (collectively, the "Banks"), The Bank of Tokyo-Mitsubishi UFJ, Ltd., as Japan Local Currency Agent (the "Japan Local Currency Agent") and as Japan Local Currency Bank (the "Japan Local Currency Bank") under the Credit Agreement (as defined below) and Citibank, N.A., as Agent (the "Administrative Agent" and together with the Japan Local Currency Agent, the "Agents") under the Credit Agreement. Each capitalized term used herein and not defined herein shall have the meaning ascribed thereto in the Credit Agreement.

PRELIMINARY STATEMENTS

The Borrowers, the Banks and the Agents are parties to the Credit Agreement (Five-Year Facility), dated as of September 20, 2007 (as the same has been and may be further amended, restated, supplemented or otherwise modified from time to time, the "Credit Agreement"). The Borrowers have requested that the Banks and the Agents amend the Credit Agreement as hereinafter set forth, and the Banks and the Agents have agreed to amend the Credit Agreement pursuant to the terms of this Amendment.

SECTION 1. Amendments to the Credit Agreement. Effective as of the date hereof, subject to the satisfaction of the conditions precedent set forth in Section 3 below, the Credit Agreement is hereby amended as follows:

1.1 Section 1.01 is amended by deleting therefrom the defined terms "Applicable Eurocurrency Margin" and "Applicable TIBOR Margin" in their entirety.

1.2 Section 1.01 is amended by adding the following defined terms thereto in alphabetical order:

'"Applicable Margin" means (a) with respect to Base Rate Advances and Japan Base Rate Advances, the greater of (i) the applicable Market Rate Spread minus 1.00% and (ii) 0.00%; and (b) with respect to Eurocurrency Rate Advances and TIBO Rate Advances, the applicable Market Rate Spread.

"Market Rate Spread" means, for any Advance for any Interest Period, the rate per annum equal to the five-year credit default swap mid-rate spread of (a) Caterpillar in the case of any Advance made to Caterpillar or (b) CFSC in the case of any Advance made to CFSC or CFC, as provided by the Quotation Agency for the five-year period beginning on the Rate Set Date (as defined below) appearing on the Quotation Agency's website as of 12:00 noon (New York City time) or otherwise delivered by the Quotation Agency to the Agent, in each case two Business Days prior to the first day of such Interest Period (the "Rate Set Date"); provided, that the Market Rate Spread shall in no event be less than a rate per annum equal to 0.25% or greater than the applicable Maximum Market Rate Spread, in each case as of the applicable Rate Set Date; provided, further that in the event that the Market Rate Spread is not available from the Quotation Agency on the Rate Set Date for any Interest Period, the Market Rate Spread for such Interest Period shall be the Maximum Market Rate Spread on such Rate Set Date.

"Maximum Market Rate Spread" shall mean, as of any date of determination, with respect to any Advance, a rate per annum equal to 1.75%.

"Quotation Agency" means Markit Group Limited or any successor thereto."'

1.3 Sections 2.07(a), (b) and (c) are amended and restated in their entirety as follows:

(a) "Base Rate Advances. If such Advance is a Base Rate Advance, a rate per annum equal at all times during the Interest Period for such Advance to the sum of the Base Rate in effect from time to time plus the Applicable Margin, payable on the last day of such Interest Period (or, with respect to any portion thereof that shall be prepaid pursuant to Section 2.09 or otherwise in accordance with the terms of this Agreement, on the date of such prepayment); or if such Advance is a Japan Base Rate Advance, a rate per annum equal at all times during the Interest Period for such Advance to the sum of the Japan Base Rate in effect from time to time plus the Applicable Margin, payable on the last day of such Interest Period (or with respect to any portion thereof that shall be prepaid pursuant to Section 2.09 or otherwise in accordance with the terms of this Agreement or the Japan Local Currency Addendum, on the date of such prepayment).

(b) Eurocurrency Rate Advances. If such Advance is a Eurocurrency Rate Advance, a rate per annum equal at all times during the Interest Period for such Advance to the sum of the Eurocurrency Rate for such Interest Period plus the Applicable Margin, payable on the last day of such Interest Period (or, with respect to any portion thereof that shall be prepaid pursuant to Section 2.09 or otherwise in accordance with the terms of this Agreement, on the date of such prepayment) and, if such Interest Period has a duration of more than three months, on the day which occurs during such Interest Period three months from the first day of such Interest Period.

(c) TIBO Rate Advances. If such Advance is a TIBO Rate Advance, a rate per annum equal at all times during the Interest Period for such Advance to the sum of the TIBO Rate for such Interest Period plus the Applicable Margin, payable on the last day of such Interest Period (or, with respect to any portion thereof that shall be prepaid pursuant to Section 2.09 or otherwise in accordance with the terms of this Agreement, on the date of such prepayment) and, if such Interest Period has a duration of more than three months, on the day which occurs during such Interest Period three months from the first day of such Interest Period."

1.4 Paragraph 4 of Schedule II to the Form of Japan Local Currency Addendum attached as Exhibit G to the Credit Agreement is amended and restated in its entirety as follows:

"Interest Rates:

Each Japan Local Currency Advance that is a TIBO Rate Advance shall bear interest from and including the first day of the Interest Period applicable thereto to (but not including) the last day of such Interest Period at a rate per annum equal to the sum of (i) the TIBO Rate for such Japan Local Currency Advance for such Interest Period plus (ii) the Applicable Margin as in effect from time to time during such Interest Period; provided, however, after the occurrence and during the continuance of an Event of Default or an event that would constitute an Event of Default but for the requirement that notice be given or time elapse or both, the provisions of Section 2.07(d) of the Credit Agreement shall be applicable. Each Japan Local Currency Advance that is a Japan Base Rate Advance shall bear interest during any Interest Period at a per annum rate equal to the sum of (i) the Japan Base Rate plus (ii) the Applicable Margin in effect from time to time during such Interest Period. The terms of Section 2.07 and the other provisions of the Credit Agreement shall otherwise govern the accrual and payment of interest on Japan Local Currency Advance."

SECTION 2. Reaffirmation of CFSC Guaranty. CFSC hereby reaffirms all of its obligations under Article IX of the Credit Agreement and acknowledges and agrees that such obligations remain in full force and effect and are hereby ratified, reaffirmed and confirmed.

SECTION 3. Conditions Precedent. This Amendment shall become effective and be deemed effective as of the date hereof upon the Administrative Agent's receipt of duly executed counterparts of each of the following:

3.1   this Amendment from each Borrower, the Agents and the Banks;

3.2 Amendment No. 1 to Japan Local Currency Addendum of even date herewith from CFSC, CFC, the Agents and the Majority Japan Local Currency Banks; and

3.3 Consent to Credit Agreement (Five-Year Facility) of even date herewith with respect to the Credit Agreement from each Borrower and the Majority Banks (the "Consent").

SECTION 4. <u>Covenants, Representations and Warranties of the Borrowers</u>.

4.1 Upon the effectiveness of this Amendment and the Consent, each Borrower hereby reaffirms all covenants, representations and warranties made by it in the Credit Agreement, as amended hereby, and agrees that all such covenants, representations and warranties shall be deemed to have been re-made as of the effective date of this Amendment.

4.2 Each Borrower hereby represents and warrants that (a) this Amendment constitutes a legal, valid and binding obligation of such Borrower, enforceable against such Borrower in accordance with its terms, except as enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditor's rights generally and by the effect of general principles of equity and (b) upon the effectiveness of this Amendment and the Consent, no Event of Default shall exist with respect to such Borrower and no event shall exist which, with the giving of notice, the lapse of time or both, would constitute an Event of Default with respect to such Borrower.

SECTION 5. <u>Reference to and Effect on the Credit Agreement</u>.

5.1 Upon the effectiveness of this Amendment, each reference in the Credit Agreement to "this Agreement", "hereunder", "hereof", "herein" or words of like import shall mean and be a reference to the Credit Agreement, as amended hereby, and each reference to the Credit Agreement in any other document, instrument or agreement executed and/or delivered in connection with the Credit Agreement shall mean and be a reference to the Credit Agreement as amended hereby.

5.2 Except as specifically amended above, the Credit Agreement, the Notes and all other documents, instruments and agreements executed and/or delivered in connection therewith shall remain in full force and effect and are hereby ratified and confirmed.

5.3 The execution, delivery and effectiveness of this Amendment shall not operate as a waiver of any right, power or remedy of any party under the Credit Agreement, the Notes or any other document, instrument or agreement executed in connection therewith, nor constitute a waiver of any provision contained therein, except as specifically set forth herein.

SECTION 6. <u>Execution in Counterparts</u>. This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which taken together shall constitute one and the same instrument. A facsimile or PDF copy of any signature hereto shall have the same effect as the original of such signature.

SECTION 7. <u>**Governing Law**</u>. **This Amendment shall be governed by and construed in accordance with the laws of the State of New York without regard for conflict of law principles that would result in the application of any law other than the internal law of the State of New York.**

SECTION 8. <u>Headings</u>. Section headings in this Amendment are included herein for convenience of reference only and shall not constitute a part of this Amendment for any other purpose.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective officers or representatives thereunto duly authorized as of the date first above written.

CATERPILLAR INC.

By /s/ Kevin E. Colgan
  Name: Kevin E. Colgan
  Title: Treasurer

CATERPILLAR FINANCIAL SERVICES CORPORATION

By /s/ David A. Kacynski
  Name: David Kacynski
  Title: Treasurer

CATERPILLAR FINANCE CORPORATION

By /s/ David A. Kacynski
  Name: David A. Kacynski
  Title: Director

CITIBANK, N.A., as Agent

By /s/ Kevin A Ege
  Name: Kevin A Ege
  Title: Vice President

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD., as Japan Local Currency Agent

By /s/ Muneya Taniguchi
  Name: Muneya Taniguchi
  Title: Chief Manager

CITIBANK, N.A., as a Bank

By /s/ Kevin A Ege
  Name: Kevin A Ege
  Title: Vice President

JPMORGAN CHASE BANK, N.A., as a Bank

By /s/ Tony Yung
  Name: Tony Yung
  Title: Vice President

BANK OF AMERICA, N.A., as a Bank

By /s/ Chas McDonell
  Name: Chas McDonell
  Title: Senior Vice President

AMRO BANK N.V., as a Bank

By /s/ Brendan Korb
  Name: Brendan Korb
  Title: Director

By /s/ Mary Pope
  Name: Mary Pope
  Title: Assistant Vice President

BARCLAYS BANK PLC, as a Bank

By /s/ Alicia Borys
  Name: Alicia Borys
  Title: Assistant Vice President

SOCIÉTÉ GÉNÉRALE, as a Bank

By /s/ Eric E.O. Siebert Jr.
  Name: Eric E.O. Siebert Jr.
  Title: Managing Director

ROYAL BANK OF CANADA, as a Bank

By /s/ Meredith Majesty
  Name: Meredith Majesty
  Title: Authorized Signatory

STANDARD CHARTERED BANK, as a Bank

By /s/ Karen Bershtein
  Name: Karen Bershtein
  Title: Associate Director

By /s/ Robert K. Reddington
  Name: Robert K. Reddington
  Title: AVP / Credit Documentation Credit Risk Control

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD., as Japan Local Currency Bank

By /s/ Muneya Taniguchi
  Name: Muneya Taniguchi
  Title: Chief Manager

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD., as a Bank

By /s/ Victor Pierzchalski
  Name: Victor Pierzchalski
  Title: Authorized Signatory

COMMERZBANK AG, NEW YORK AND GRAND CAYMAN BRANCHES, as a Bank

By /s/ Al Morrow
  Name: Al Morrow
  Title: Assistant Vice President

By /s/ John Marlatt
  Name: John Marlatt
  Title: Senior Vice President

ING BANK N.V., DUBLIN BRANCH, as a Bank

By /s/ Sean Hassett
  Name: Sean Hassett
  Title: Director

By /s/ Emma Condon
  Name: Emma Condon
  Title: Vice President

THE BANK OF NEW YORK MELLON, as a Bank

By /s/ Daniel J. Lenckos
  Name: Daniel J. Lenckos
  Title: First Vice President

BNP PARIBAS, as a Bank

By /s/ Wendy Breuder
  Name: Wendy Breuder
  Title: Managing Director

By /s/ Michael Pearce
  Name: Michael Pearce
  Title: Director

THE NORTHERN TRUST COMPANY, as a Bank

By /s/ Steve Ryan
  Name: Steve Ryan
  Title: Senior Vice President

WESTPAC BANKING CORPORATION, as a Bank

By /s/ Bradley Scammell
  Name: Bradley Scammell
  Title: Head of Corporate and Institutional Banking Americas

MERRILL LYNCH BANK USA, as a Bank

By /s/ Louis Alder
  Name: Louis Alder
  Title: First Vice President

WILLIAM STREET COMMITMENT CORPORATION (Recourse only to assets of William Street Commitment Corporation), as a Bank

By /s/ Mark Walton
  Name: Mark Walton
  Title: Authorized Signatory

WESTLB AG, NEW YORK BRANCH, as a Bank

By /s/ Salvatore Battinelli
  Name: Salvatore Battinelli
  Title: Managing Director

By /s/ Nuray Kucukarslan
  Name: Nuray Kucukarslan
  Title: Manager

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED, as a Bank

By /s/ John W. Wade
  Name: John W. Wade
  Title: Deputy General Manager / Head of Operations and Infrastructure

EXHIBIT 99.3

AMENDMENT NO. 4
to
CREDIT AGREEMENT (FIVE-YEAR FACILITY)

This AMENDMENT NO. 4 TO CREDIT AGREEMENT (FIVE-YEAR FACILITY) (this "Amendment"), dated as of January 23, 2009, is entered into by and among Caterpillar Inc. ("Caterpillar"), Caterpillar Financial Services Corporation ("CFSC"), Caterpillar Finance Corporation ("CFC") and Caterpillar International Finance Limited (f/k/a Caterpillar International Finance p.l.c.) ("CIF", and together with Caterpillar, CFSC and CFC, the "Borrowers"), the Banks, Japan Local Currency Banks and Local Currency Banks parties hereto (collectively, the "Banks"), The Bank of Tokyo-Mitsubishi UFJ, Ltd., as Japan Local Currency Agent (the "Japan Local Currency Agent") and as Japan Local Currency Bank (the "Japan Local Currency Bank") under the Credit Agreement (as defined below), Citibank International plc, as the Local Currency Agent under the Credit Agreement (as defined below) (the "Local Currency Agent"), and Citibank, N.A., as Agent (the "Administrative Agent" and together with the Japan Local Currency Agent and the Local Currency Agent, the "Agents") under the Credit Agreement. Each capitalized term used herein and not defined herein shall have the meaning ascribed thereto in the Credit Agreement.

PRELIMINARY STATEMENTS

The Borrowers, the Banks and the Agents are parties to the Credit Agreement (Five-Year Facility), dated as of September 21, 2006 (as the same has been and may be further amended, restated, supplemented or otherwise modified from time to time, the "Credit Agreement"). The Borrowers have requested that the Banks and the Agents amend the Credit Agreement as hereinafter set forth, and the Banks and the Agents have agreed to amend the Credit Agreement pursuant to the terms of this Amendment.

SECTION 1. Amendments to the Credit Agreement. Effective as of the date hereof, subject to the satisfaction of the conditions precedent set forth in Section 3 below, the Credit Agreement is hereby amended as follows:

1.1 Section 1.01 is amended by deleting therefrom the defined terms "Applicable Eurocurrency Margin" and "Applicable TIBOR Margin" in their entirety.

1.2 Section 1.01 is amended by adding the following defined terms thereto in alphabetical order:

'"Applicable Margin" means (a) with respect to Base Rate Advances and Japan Base Rate Advances, the greater of (i) the applicable Market Rate Spread minus 1.00% and (ii) 0.00%; and (b) with respect to Eurocurrency Rate Advances and TIBO Rate Advances, the applicable Market Rate Spread.

"Market Rate Spread" means, for any Advance for any Interest Period, the rate per annum equal to the five-year credit default swap mid-rate spread of (a) Caterpillar in the case of any Advance made to Caterpillar or (b) CFSC in the case of any Advance made to CFSC, CFC or CIF, as provided by the Quotation Agency for the five-year period beginning on the Rate Set Date (as defined below) appearing on the Quotation Agency's website as of 12:00 noon (New York City time) or otherwise delivered by the Quotation Agency to the Agent, in each case two Business Days prior to the first day of such Interest Period (the "Rate Set Date"); provided, that the Market Rate Spread shall in no event be less than a rate per annum equal to 0.25% or greater than the applicable Maximum Market Rate Spread, in each case as of the applicable Rate Set Date; provided, further that in the event that the Market Rate Spread is not available from the Quotation Agency on the Rate Set Date for any Interest Period, the Market Rate Spread for such Interest Period shall be the Maximum Market Rate Spread on such Rate Set Date.

"Maximum Market Rate Spread" shall mean, as of any date of determination, with respect to any Advance, a rate per annum equal to 1.75%.

"Quotation Agency" means Markit Group Limited or any successor thereto."'

1.3 Sections 2.07(a), (b) and (c) are amended and restated in their entirety as follows:

(a) "Base Rate Advances. If such Advance is a Base Rate Advance, a rate per annum equal at all times during the Interest Period for such Advance to the sum of the Base Rate in effect from time to time plus the Applicable Margin, payable on the last day of such Interest Period (or, with respect to any portion thereof that shall be prepaid pursuant to Section 2.09 or otherwise in accordance with the terms of this Agreement, on the date of such prepayment); or if such Advance is a Japan Base Rate Advance, a rate per annum equal at all times during the Interest Period for such Advance to the sum of the Japan Base Rate in effect from time to time plus the Applicable Margin, payable on the last day of such Interest Period (or with respect to any portion thereof that shall be prepaid pursuant to Section 2.09 or otherwise in accordance with the terms of this Agreement or the Japan Local Currency Addendum, on the date of such prepayment).

(b) Eurocurrency Rate Advances. If such Advance is a Eurocurrency Rate Advance, a rate per annum equal at all times during the Interest Period for such Advance to the sum of the Eurocurrency Rate for such Interest Period plus the Applicable Margin, payable on the last day of such Interest Period (or, with respect to any portion thereof that shall be prepaid pursuant to Section 2.09 or otherwise in accordance with the terms of this Agreement, on the date of such prepayment) and, if such Interest Period has a duration of more than three months, on the day which occurs during such Interest Period three months from the first day of such Interest Period.

(c) TIBO Rate Advances. If such Advance is a TIBO Rate Advance, a rate per annum equal at all times during the Interest Period for such Advance to the sum of the TIBO Rate for such Interest Period plus the Applicable Margin, payable on the last day of such Interest Period (or, with respect to any portion thereof that shall be prepaid pursuant to Section 2.09 or otherwise in accordance with the terms of this Agreement, on the date of such prepayment) and, if such Interest Period has a duration of more than three months, on the day which occurs during such Interest Period three months from the first day of such Interest Period."

1.4 Paragraph 4 of Schedule II to the Form of Local Currency Addendum attached as Exhibit G-1 to the Credit Agreement is amended to delete the reference to "Applicable Eurocurrency Margin" therein and replace such reference with "Applicable Margin".

1.5 Paragraph 4 of Schedule II to the Form of Japan Local Currency Addendum attached as Exhibit G-2 to the Credit Agreement is amended and restated in its entirety as follows:

"Interest Rates:

Each Japan Local Currency Advance that is a TIBO Rate Advance shall bear interest from and including the first day of the Interest Period applicable thereto to (but not including) the last day of such Interest Period at a rate per annum equal to the sum of (i) the TIBO Rate for such Japan Local Currency Advance for such Interest Period plus (ii) the Applicable Margin as in effect from time to time during such Interest Period; provided, however, after the occurrence and during the continuance of an Event of Default or an event that would constitute an Event of Default but for the requirement that notice be given or time elapse or both, the provisions of Section 2.07(d) of the Credit Agreement shall be applicable. Each Japan Local Currency Advance that is a Japan Base Rate Advance shall bear interest during any Interest Period at a per annum rate equal to the sum of (i) the Japan Base Rate plus (ii) the Applicable Margin in effect from time to time during such Interest Period. The terms of Section 2.07 and the other provisions of the Credit Agreement shall otherwise govern the accrual and payment of interest on Japan Local Currency Advance."

SECTION 2. Reaffirmation of CFSC Guaranty. CFSC hereby reaffirms all of its obligations under Article IX of the Credit Agreement and acknowledges and agrees that such obligations remain in full force and effect and are hereby ratified, reaffirmed and confirmed.

SECTION 3. Conditions Precedent. This Amendment shall become effective and be deemed effective as of the date hereof upon the Administrative Agent's receipt of duly executed counterparts of each of the following:

3.1 this Amendment from each Borrower, the Agents and the Banks;

3.2 Amendment No. 1 to Local Currency Addendum of even date herewith from CFSC, CIF, the Agents and the Majority Local Currency Banks;

3.3 Amendment No. 1 to Japan Local Currency Addendum of even date herewith from CFC, CFSC, the Agents and the Majority Japan Local Currency Banks; and

3.4 Consent to Credit Agreement (Five-Year Facility) of even date herewith with respect to the Credit Agreement from each Borrower and the Majority Banks (the "Consent").

SECTION 4. Covenants, Representations and Warranties of the Borrowers.

4.1 Upon the effectiveness of this Amendment and the Consent, each Borrower hereby reaffirms all covenants, representations and warranties made by it in the Credit Agreement, as amended hereby, and agrees that all such covenants, representations and warranties shall be deemed to have been re-made as of the effective date of this Amendment.

4.2 Each Borrower hereby represents and warrants that (a) this Amendment constitutes a legal, valid and binding obligation of such Borrower, enforceable against such Borrower in accordance with its terms, except as enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditor's rights generally and by the effect of general principles of equity and (b) upon the effectiveness of this Amendment and the Consent, no Event of Default shall exist with respect to such Borrower and no event shall exist which, with the giving of notice, the lapse of time or both, would constitute an Event of Default with respect to such Borrower.

SECTION 5. Reference to and Effect on the Credit Agreement.

5.1 Upon the effectiveness of this Amendment, each reference in the Credit Agreement to "this Agreement", "hereunder", "hereof", "herein" or words of like import shall mean and be a reference to the Credit Agreement, as amended hereby, and each reference to the Credit Agreement in any other document, instrument or agreement executed and/or delivered in connection with the Credit Agreement shall mean and be a reference to the Credit Agreement as amended hereby.

5.2 Except as specifically amended above, the Credit Agreement, the Notes and all other documents, instruments and agreements executed and/or delivered in connection therewith shall remain in full force and effect and are hereby ratified and confirmed.

5.3 The execution, delivery and effectiveness of this Amendment shall not operate as a waiver of any right, power or remedy of any party under the Credit Agreement, the Notes or any other document, instrument or agreement executed in connection therewith, nor constitute a waiver of any provision contained therein, except as specifically set forth herein.

SECTION 6. Execution in Counterparts. This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which taken together shall constitute one and the same instrument. A facsimile or PDF copy of any signature hereto shall have the same effect as the original of such signature.

SECTION 7. **Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State of New York without regard for conflict of law principles that would result in the application of any law other than the internal law of the State of New York.**

SECTION 8. Headings. Section headings in this Amendment are included herein for convenience of reference only and shall not constitute a part of this Amendment for any other purpose.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective officers or representatives thereunto duly authorized as of the date first above written.

CATERPILLAR INC.

By /s/ Kevin E. Colgan
 Name: Kevin E. Colgan
 Title: Treasurer

CATERPILLAR FINANCIAL SERVICES CORPORATION

By /s/ David A. Kacynski
 Name: David Kacynski
 Title: Treasurer

CATERPILLAR INTERNTIONAL FINANCE LIMITED

By /s/ David A. Kacynski
 Name: David A. Kacynski
 Title: Director

CATERPILLAR FINANCE CORPORATION

By /s/ David A. Kacynski
 Name: David A. Kacynski
 Title: Director

CITIBANK, N.A., as Agent

By /s/ Kevin A Ege
 Name: Kevin A Ege
 Title: Vice President

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD., as Japan Local Currency Agent

By /s/ Muneya Taniguchi
 Name: Muneya Taniguchi
 Title: Chief Manager

CITIBANK, N.A., as a Bank and as a Local Currency Bank

By /s/ Kevin A Ege
 Name: Kevin A Ege
 Title: Vice President

CITIBANK INTERNATIONAL, plc, as a Local Currency Agent

By /s/ Alasdair Watson
  Name: Alasdair Watson
  Title: Assistant Vice President

JPMORGAN CHASE BANK, N.A., as a Bank and as a Local Currency Bank

By /s/ Tony Yung
  Name: Tony Yung
  Title: Vice President

BANK OF AMERICA, N.A., as a Bank

By /s/ Chas McDonell
  Name: Chas McDonell
  Title: Senior Vice President

AMRO BANK N.V., as a Bank and as a Local Currency Bank

By /s/ Brendan Korb
  Name: Brendan Korb
  Title: Director

By /s/ Mary Pope
  Name: Mary Pope
  Title: Assistant Vice President

BARCLAYS BANK PLC, as a Bank and as a Local Currency Bank

By /s/ Alicia Borys
  Name: Alicia Borys
  Title: Assistant Vice President

SOCIÉTÉ GÉNÉRALE, as a Bank and as a Local Currency Bank

By /s/ Eric E.O. Siebert Jr.
  Name: Eric E.O. Siebert Jr.
  Title: Managing Director

ROYAL BANK OF CANADA, as a Bank

By   /s/ Meredith Majesty
  Name: Meredith Majesty
  Title: Authorized Signatory

ROYAL BANK OF CANADA, acting through its London Branch,
as a Local Currency Bank

By   /s/ Michael Atherton
  Name: Michael Atherton
  Title: Managing Director, Corporate Banking

STANDARD CHARTERED BANK, as a Bank

By   /s/ Karen Bershtein
  Name: Karen Bershtein
  Title: Associate Director

By   /s/ Robert K. Reddington
  Name: Robert K. Reddington
  Title: AVP / Credit Documentation Credit Risk Control

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD., as Japan Local Currency Bank

By   /s/ Muneya Taniguchi
  Name: Muneya Taniguchi
  Title: Chief Manager

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD., as a Bank

By   /s/ Victor Pierzchalski
  Name: Victor Pierzchalski
  Title: Authorized Signatory

COMMERZBANK AG, NEW YORK AND GRAND CAYMAN BRANCHES, as a Bank
and as a Local Currency Bank

By   /s/ Al Morrow
  Name: Al Morrow
  Title: Assistant Vice President

By   /s/ John Marlatt
  Name: John Marlatt
  Title: Senior Vice President

ING BANK N.V., DUBLIN BRANCH, as a Bank

By /s/ Sean Hassett
  Name: Sean Hassett
  Title: Director

By /s/ Emma Condon
  Name: Emma Condon
  Title: Vice President

THE BANK OF NEW YORK MELLON, as a Bank

By /s/ Daniel J. Lenckos
  Name: Daniel J. Lenckos
  Title: First Vice President

BNP PARIBAS, as a Bank

By /s/ Wendy Breuder
  Name: Wendy Breuder
  Title: Managing Director

By /s/ Michael Pearce
  Name: Michael Pearce
  Title: Director

THE NORTHERN TRUST COMPANY, as a Bank

By /s/ Steve Ryan
  Name: Steve Ryan
  Title: Senior Vice President

INTESA SANPAOLO S.p.A., as a Bank

By /s/Robert Wurster
  Name: Robert Wurster
  Title: Senior Vice President

By /s/ Francesco Di Marlo
  Name: Francesco Di Marlo
  Title: FVP, Credit Manager

MERRILL LYNCH BANK USA, as a Bank

By   /s/ Louis Alder
  Name: Louis Alder
  Title: First Vice President

WILLIAM STREET COMMITMENT CORPORATION
(Recourse only to assets of William Street Commitment Corporation), as a Bank

By   /s/ Mark Walton
  Name: Mark Walton
  Title: Assistant Vice President

WESTLB AG, NEW YORK BRANCH, as a Bank and as a Local Currency Bank

By   /s/ Salvatore Battinelli
  Name: Salvatore Battinelli
  Title: Managing Director

By   /s/ Nuray Kucukarslan
  Name: Nuray Kucukarslan
  Title: Manager

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED, as a Bank

By   /s/ John W. Wade
  Name: John W. Wade
  Title: Deputy General Manager / Head of Operations and Infrastructure

EXHIBIT 99.4

AMENDMENT NO. 1
to
LOCAL CURRENCY ADDENDUM

This AMENDMENT NO. 1 TO LOCAL CURRENCY ADDENDUM (this "Amendment"), dated as of January 23, 2009, is entered into by and among Caterpillar Financial Services Corporation ("CFSC") and Caterpillar International Finance Limited (f/k/a Caterpillar International Finance p.l.c.) ("CIF" and together with CFSC, the "Borrowers"), the Local Currency Banks signatory hereto, Citibank International plc, as Local Currency Agent (the "Local Currency Agent") and Citibank, N.A., as Agent (the "Administrative Agent" and together with the Local Currency Agent, the "Agents") under the Credit Agreement, dated as of September 21, 2006, among the Borrowers, Caterpillar Inc. ("Caterpillar"), Caterpillar Finance Corporation ("CFC"), the Banks party thereto and the Agent (as the same has been and may be further amended, restated, supplemented or otherwise modified from time to time, the "Credit Agreement"). Each capitalized term used herein and not defined herein shall have the meaning ascribed thereto in the Credit Agreement.

PRELIMINARY STATEMENTS

The Borrowers, the Local Currency Banks and the Agents are parties to the Local Currency Addendum, dated as of September 21, 2006 (as the same may be further amended, restated, supplemented or otherwise modified from time to time, the "Addendum"). The Borrowers have requested that the Local Currency Banks and the Agents amend the Addendum as hereinafter set forth, and the Local Currency Banks and the Agents have agreed to amend the Addendum pursuant to the terms of this Amendment.

SECTION 1. Amendment to the Addendum. Effective as of the date hereof, subject to the satisfaction of the conditions precedent set forth in Section 3 below, the Addendum is hereby amended as follows:

1.1 Paragraph 4 of Schedule II to the Addendum is amended to delete the reference to "Applicable Eurocurrency Margin" therein and replace such reference with "Applicable Margin".

SECTION 2. Reaffirmation of CFSC Guaranty. CFSC hereby reaffirms all of its obligations under Article IX of the Credit Agreement and acknowledges and agrees that such obligations remain in full force and effect and are hereby ratified, reaffirmed and confirmed.

SECTION 3. Conditions Precedent. This Amendment shall become effective and be deemed effective as of the date hereof upon the Administrative Agent's receipt of duly executed counterparts of each of the following:

3.1 this Amendment from each Borrower, the Agents and the Majority Local Currency Banks;

3.2 Amendment No. 4 to Credit Agreement (Five-Year Facility) of even date herewith with respect to the Credit Agreement from each Borrower, Caterpillar, CFC, the Agents and the Banks; and

3.3 Consent to Credit Agreement (Five-Year Facility) with respect to the Credit Agreement of even date herewith from each Borrower, Caterpillar, CFC and the Majority Banks (the "Consent").

SECTION 4. <u>Covenants, Representations and Warranties of the Borrowers</u>.

4.1 Upon the effectiveness of this Amendment and the Consent, each Borrower hereby reaffirms all covenants, representations and warranties made by it in the Addendum, as amended hereby, and agrees that all such covenants, representations and warranties shall be deemed to have been re-made as of the effective date of this Amendment.

4.2 Each Borrower hereby represents and warrants that (a) this Amendment constitutes a legal, valid and binding obligation of such Borrower, enforceable against such Borrower in accordance with its terms, except as enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditor's rights generally and by the effect of general principles of equity and (b) upon the effectiveness of this Amendment and the Consent, no Event of Default shall exist with respect to such Borrower and no event shall exist which, with the giving of notice, the lapse of time or both, would constitute an Event of Default with respect to such Borrower.

SECTION 5. <u>Reference to and Effect on the Addendum</u>.

5.1 Upon the effectiveness of this Amendment, each reference in the Addendum to "this Agreement", "hereunder", "hereof", "herein" or words of like import shall mean and be a reference to the Addendum, as amended hereby, and each reference to the Addendum in any other document, instrument or agreement executed and/or delivered in connection with the Addendum shall mean and be a reference to the Addendum as amended hereby.

5.2 Except as specifically amended above, the Addendum and all other documents, instruments and agreements executed and/or delivered in connection therewith shall remain in full force and effect and are hereby ratified and confirmed.

5.3 The execution, delivery and effectiveness of this Amendment shall not operate as a waiver of any right, power or remedy of any party under the Addendum or any other document, instrument or agreement executed in connection therewith, nor constitute a waiver of any provision contained therein, except as specifically set forth herein.

SECTION 6. <u>Execution in Counterparts</u>. This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which taken together shall constitute one and the same instrument. A facsimile or PDF copy of any signature hereto shall have the same effect as the original of such signature.

SECTION 7. <u>**Governing Law**</u>. **This Amendment shall be governed by and construed in accordance with the laws of the State of New York without regard for conflict of law principles that would result in the application of any law other than the internal law of the State of New York.**

SECTION 8. <u>Headings</u>. Section headings in this Amendment are included herein for convenience of reference only and shall not constitute a part of this Amendment for any other purpose.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective officers or representatives thereunto duly authorized as of the date first above written.

CATERPILLAR FINANCIAL SERVICES CORPORATION

By   /s/ David A. Kacynski
  Name: David Kacynski
  Title: Treasurer

CATERPILLAR INTERNATIONAL FINANCE LIMITED

By   /s/ David A. Kacynski
  Name: David Kacynski
  Title: Director

CITIBANK, N.A., as Agent

By   /s/ Kevin A Ege
  Name: Kevin A Ege
  Title: Vice President

CITIBANK INTERNATIONAL plc, as Local Currency Agent

By   /s/ Alasdair Watson
  Name: Alasdair Watson
  Title: Assistant Vice President

BARCLAYS BANK PLC

By   /s/ Alicia Borys
  Name: Alicia Borys
  Title: Assistant Vice President

COMMERZBANK AG, NEW YORK AND GRAND CAYMAN BRANCHES

By   /s/ Al Morrow
  Name: Al Morrow
  Title: Assistant Vice President

By   /s/ John Marlatt
  Name: John Marlatt
  Title: Senior Vice President

SOCIÉTÉ GÉNÉRALE

By /s/ Eric E.O. Siebert Jr.
   Name: Eric E.O. Siebert Jr.
   Title: Managing Director

AMRO BANK N.V.

By /s/ Brendan Korb
   Name: Brendan Korb
   Title: Director

By /s/ Mary Pope
   Name: Mary Pope
   Title: Assistant Vice President

CITIBANK, N.A.

By /s/ Kevin A Ege
   Name: Kevin A Ege
   Title: Vice President

JPMORGAN CHASE BANK, N.A.

By /s/ Tony Yung
   Name: Tony Yung
   Title: Vice President

ROYAL BANK OF CANADA, acting through its London Branch

By /s/ Michael Atherton
   Name: Michael Atherton
   Title: Managing Director, Corporate Banking

WESTLB AG, NEW YORK BRANCH

By /s/ Salvatore Battinelli
   Name: Salvatore Battinelli
   Title: Managing Director

By /s/ Nuray Kucukarslan
   Name: Nuray Kucukarslan
   Title: Manager

EXHIBIT 99.5

AMENDMENT NO. 1
to
JAPAN LOCAL CURRENCY ADDENDUM

This AMENDMENT NO. 1 TO JAPAN LOCAL CURRENCY ADDENDUM (this "Amendment"), dated as of January 23, 2009, is entered into by and among Caterpillar Financial Services Corporation ("CFSC") and Caterpillar Finance Corporation ("CFC" and together with CFSC, the "Borrowers"), The Bank of Tokyo-Mitsubishi UFJ, Ltd., as Japan Local Currency Agent (the "Japan Local Currency Agent") and as Japan Local Currency Bank (the "Japan Local Currency Bank") and Citibank, N.A., as Agent (the "Administrative Agent" and together with the Japan Local Currency Agent, the "Agents") under the Credit Agreement, dated as of September 21, 2006, among the Borrowers, Caterpillar Inc. ("Caterpillar"), Caterpillar International Finance Limited (f/k/a Caterpillar International Finance p.l.c.) ("CIF"), the Banks party thereto and the Agent (as the same has been and may be further amended, restated, supplemented or otherwise modified from time to time, the "Credit Agreement"). Each capitalized term used herein and not defined herein shall have the meaning ascribed thereto in the Credit Agreement.

PRELIMINARY STATEMENTS

The Borrowers, the Japan Local Currency Bank and the Agents are parties to the Japan Local Currency Addendum, dated as of September 21, 2006 (as the same may be further amended, restated, supplemented or otherwise modified from time to time, the "Addendum"). The Borrowers have requested that the Japan Local Currency Bank and the Agents amend the Addendum as hereinafter set forth, and the Japan Local Currency Bank and the Agents have agreed to amend the Addendum pursuant to the terms of this Amendment.

SECTION 1. Amendment to the Addendum. Effective as of the date hereof, subject to the satisfaction of the conditions precedent set forth in Section 3 below, the Addendum is hereby amended as follows:

1.1 Paragraph 4 of Schedule II to the Addendum is amended and restated in its entirety as follows:

'"Interest Rates:

Each Japan Local Currency Advance that is a TIBO Rate Advance shall bear interest from and including the first day of the Interest Period applicable thereto to (but not including) the last day of such Interest Period at a rate per annum equal to the sum of (i) the TIBO Rate for such Japan Local Currency Advance for such Interest Period plus (ii) the Applicable Margin as in effect from time to time during such Interest Period; provided, however, after the occurrence and during the continuance of an Event of Default or an event that would constitute an Event of Default but for the requirement that notice be given or time elapse or both, the provisions of Section 2.07(d) of the Credit Agreement shall be applicable. Each Japan Local Currency Advance that is a Japan Base Rate Advance shall bear interest during any Interest Period at a per annum rate equal to the sum of (i) the Japan Base Rate plus (ii) the Applicable Margin in effect from time to time during such Interest Period. The terms of Section 2.07 and the other provisions of the Credit Agreement shall otherwise govern the accrual and payment of interest on Japan Local Currency Advance."'

SECTION 2. Reaffirmation of CFSC Guaranty. CFSC hereby reaffirms all of its obligations under Article IX of the Credit Agreement and acknowledges and agrees that such obligations remain in full force and effect and are hereby ratified, reaffirmed and confirmed.

SECTION 3. Conditions Precedent. This Amendment shall become effective and be deemed effective as of the date hereof upon the Administrative Agent's receipt of duly executed counterparts of each of the following:

3.1 this Amendment from each Borrower, the Agents and the Majority Japan Local Currency Banks;

3.2 Amendment No. 4 to Credit Agreement (Five-Year Facility) of even date herewith with respect to the Credit Agreement from each Borrower, Caterpillar, CIF, the Agents and the Banks; and

3.3 Consent to Credit Agreement (Five-Year Facility) of even date herewith with respect to the Credit Agreement from each Borrower, Caterpillar, CIF and the Majority Banks (the "Consent").

SECTION 4. Covenants, Representations and Warranties of the Borrowers.

4.1 Upon the effectiveness of this Amendment and the Consent, each Borrower hereby reaffirms all covenants, representations and warranties made by it in the Addendum, as amended hereby, and agrees that all such covenants, representations and warranties shall be deemed to have been re-made as of the effective date of this Amendment.

4.2 Each Borrower hereby represents and warrants that (a) this Amendment constitutes a legal, valid and binding obligation of such Borrower, enforceable against such Borrower in accordance with its terms, except as enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditor's rights generally and by the effect of general principles of equity and (b) upon the effectiveness of this Amendment and the Consent, no Event of Default shall exist with respect to such Borrower and no event shall exist which, with the giving of notice, the lapse of time or both, would constitute an Event of Default with respect to such Borrower.

SECTION 5. Reference to and Effect on the Addendum.

5.1 Upon the effectiveness of this Amendment, each reference in the Addendum to "this Agreement", "hereunder", "hereof", "herein" or words of like import shall mean and be a reference to the Addendum, as amended hereby, and each reference to the Addendum in any other document, instrument or agreement executed and/or delivered in connection with the Addendum shall mean and be a reference to the Addendum as amended hereby.

5.2 Except as specifically amended above, the Addendum and all other documents, instruments and agreements executed and/or delivered in connection therewith shall remain in full force and effect and are hereby ratified and confirmed.

5.3 The execution, delivery and effectiveness of this Amendment shall not operate as a waiver of any right, power or remedy of any party under the Addendum or any other document, instrument or agreement executed in connection therewith, nor constitute a waiver of any provision contained therein, except as specifically set forth herein.

SECTION 6. Execution in Counterparts. This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which taken together shall constitute one and the same instrument. A facsimile or PDF copy of any signature hereto shall have the same effect as the original of such signature.

SECTION 7. **Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State of New York without regard for conflict of law principles that would result in the application of any law other than the internal law of the State of New York.**

SECTION 8. Headings. Section headings in this Amendment are included herein for convenience of reference only and shall not constitute a part of this Amendment for any other purpose.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective officers or representatives thereunto duly authorized as of the date first above written.

CATERPILLAR FINANCIAL SERVICES CORPORATION

By   /s/ David A. Kacynski
  Name: David Kacynski
  Title: Treasurer

CATERPILLAR FINANCE CORPORATION

By   /s/ David A. Kacynski
  Name: David A. Kacynski
  Title: Director

CITIBANK, N.A., as Agent

By   /s/ Kevin A Ege
  Name: Kevin A Ege
  Title: Vice President

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD., as Japan Local Currency Agent

By   /s/ Muneya Taniguchi
  Name: Muneya Taniguchi
  Title: Chief Manager

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD., as Japan Local Currency Bank

By   /s/ Muneya Taniguchi
  Name: Muneya Taniguchi
  Title: Chief Manager

EXHIBIT 99.6

AMENDMENT NO. 1
to
JAPAN LOCAL CURRENCY ADDENDUM

This AMENDMENT NO. 1 TO JAPAN LOCAL CURRENCY ADDENDUM (this "Amendment"), dated as of January 23, 2009, is entered into by and among Caterpillar Financial Services Corporation ("CFSC") and Caterpillar Finance Corporation ("CFC" and together with CFSC, the "Borrowers"), The Bank of Tokyo-Mitsubishi UFJ, Ltd., as Japan Local Currency Agent (the "Japan Local Currency Agent") and as Japan Local Currency Bank (the "Japan Local Currency Bank") and Citibank, N.A., as Agent (the "Administrative Agent" and together with the Japan Local Currency Agent, the "Agents") under the Credit Agreement, dated as of September 20, 2007, among the Borrowers, Caterpillar Inc. ("Caterpillar"), the Banks party thereto and the Agent (as the same has been and may be further amended, restated, supplemented or otherwise modified from time to time, the "Credit Agreement"). Each capitalized term used herein and not defined herein shall have the meaning ascribed thereto in the Credit Agreement.

PRELIMINARY STATEMENTS

The Borrowers, the Japan Local Currency Bank and the Agents are parties to the Japan Local Currency Addendum, dated as of September 20, 2007 (as the same may be further amended, restated, supplemented or otherwise modified from time to time, the "Addendum"). The Borrowers have requested that the Japan Local Currency Bank and the Agents amend the Addendum as hereinafter set forth, and the Japan Local Currency Bank and the Agents have agreed to amend the Addendum pursuant to the terms of this Amendment.

SECTION 1. Amendment to the Addendum. Effective as of the date hereof, subject to the satisfaction of the conditions precedent set forth in Section 3 below, the Addendum is hereby amended as follows:

1.1 Paragraph 4 of Schedule II to the Addendum is amended and restated in its entirety as follows:

"*Interest Rates*:

Each Japan Local Currency Advance that is a TIBO Rate Advance shall bear interest from and including the first day of the Interest Period applicable thereto to (but not including) the last day of such Interest Period at a rate per annum equal to the sum of (i) the TIBO Rate for such Japan Local Currency Advance for such Interest Period plus (ii) the Applicable Margin as in effect from time to time during such Interest Period; provided, however, after the occurrence and during the continuance of an Event of Default or an event that would constitute an Event of Default but for the requirement that notice be given or time elapse or both, the provisions of Section 2.07(d) of the Credit Agreement shall be applicable. Each Japan Local Currency Advance that is a Japan Base Rate Advance shall bear interest during any Interest Period at a per annum rate equal to the sum of (i) the Japan Base Rate plus (ii) the Applicable Margin in effect from time to time during such Interest Period. The terms of Section 2.07 and the other provisions of the Credit Agreement shall otherwise govern the accrual and payment of interest on Japan Local Currency Advance.*"

SECTION 2. Reaffirmation of CFSC Guaranty. CFSC hereby reaffirms all of its obligations under Article IX of the Credit Agreement and acknowledges and agrees that such obligations remain in full force and effect and are hereby ratified, reaffirmed and confirmed.

SECTION 3. Conditions Precedent. This Amendment shall become effective and be deemed effective as of the date hereof upon the Administrative Agent's receipt of duly executed counterparts of each of the following:

3.1 this Amendment from each Borrower, the Agents and the Majority Japan Local Currency Banks;

3.2 Amendment No. 2 to Credit Agreement (Five-Year Facility) of even date herewith with respect to the Credit Agreement from each Borrower, Caterpillar, the Agents and the Banks; and

3.3 Consent to Credit Agreement (Five-Year Facility) of even date herewith with respect to the Credit Agreement from each Borrower, Caterpillar and the Majority Banks (the "Consent").

SECTION 4. Covenants, Representations and Warranties of the Borrowers.

4.1 Upon the effectiveness of this Amendment and the Consent, each Borrower hereby reaffirms all covenants, representations and warranties made by it in the Addendum, as amended hereby, and agrees that all such covenants, representations and warranties shall be deemed to have been re-made as of the effective date of this Amendment.

4.2 Each Borrower hereby represents and warrants that (a) this Amendment constitutes a legal, valid and binding obligation of such Borrower, enforceable against such Borrower in accordance with its terms, except as enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditor's rights generally and by the effect of general principles of equity and (b) upon the effectiveness of this Amendment and the Consent, no Event of Default shall exist with respect to such Borrower and no event shall exist which, with the giving of notice, the lapse of time or both, would constitute an Event of Default with respect to such Borrower.

SECTION 5. Reference to and Effect on the Addendum.

5.1 Upon the effectiveness of this Amendment, each reference in the Addendum to "this Agreement", "hereunder", "hereof", "herein" or words of like import shall mean and be a reference to the Addendum, as amended hereby, and each reference to the Addendum in any other document, instrument or agreement executed and/or delivered in connection with the Addendum shall mean and be a reference to the Addendum as amended hereby.

5.2 Except as specifically amended above, the Addendum and all other documents, instruments and agreements executed and/or delivered in connection therewith shall remain in full force and effect and are hereby ratified and confirmed.

5.3 The execution, delivery and effectiveness of this Amendment shall not operate as a waiver of any right, power or remedy of any party under the Addendum or any other document, instrument or agreement executed in connection therewith, nor constitute a waiver of any provision contained therein, except as specifically set forth herein.

SECTION 6. Execution in Counterparts. This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which taken together shall constitute one and the same instrument. A facsimile or PDF copy of any signature hereto shall have the same effect as the original of such signature.

SECTION 7. **Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State of New York without regard for conflict of law principles that would result in the application of any law other than the internal law of the State of New York.**

SECTION 8. Headings. Section headings in this Amendment are included herein for convenience of reference only and shall not constitute a part of this Amendment for any other purpose.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective officers or representatives thereunto duly authorized as of the date first above written.

CATERPILLAR FINANCIAL SERVICES CORPORATION

By /s/ David A. Kacynski
   Name: David Kacynski
   Title: Treasurer

CATERPILLAR FINANCE CORPORATION

By /s/ David A. Kacynski
   Name: David A. Kacynski
   Title: Director

CITIBANK, N.A., as Agent

By /s/ Kevin A Ege
   Name: Kevin A Ege
   Title: Vice President

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD., as Japan Local Currency Agent

By /s/ Muneya Taniguchi
   Name: Muneya Taniguchi
   Title: Chief Manager

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD., as Japan Local Currency Bank

By /s/ Muneya Taniguchi
   Name: Muneya Taniguchi
   Title: Chief Manager

Exhibit 99.7

Caterpillar Inc.
4Q 2008 Earnings Release

January 26, 2009

Caterpillar Reports Record Sales and Revenues and Profit Per Share for 2008
Company is Taking Assertive Action to Respond to the Global
Recession and a Lower Outlook for 2009

PEORIA, Ill.— Caterpillar Inc. (NYSE: CAT) today announced record sales and revenues of $51.324 billion for 2008, up 14 percent from 2007. Profit per share was $5.66, up 5 percent and profit after tax of $3.557 billion was about flat with 2007. The company also reported record fourth-quarter sales and revenues of $12.923 billion, 6 percent higher than the fourth quarter of 2007. Profit per share for the quarter was $1.08, down 28 percent from the fourth quarter of 2007.

"While 2008 was our sixth consecutive year of record sales and revenues, it was an extraordinarily challenging year," said Caterpillar Chairman and Chief Executive Officer Jim Owens. "Through the first three quarters we experienced booming demand from key global industries, notably mining and energy, and most emerging market countries. Delivery times for many products were extended, and we were focused on increasing production and expediting shipments to meet customer needs," Owens added. "Then we were whipsawed in the fourth quarter as key industries were hit by a rapidly deteriorating global economy and plunging commodity prices. In anticipation of lower demand we encouraged dealers to align inventory with declining volume, and they responded with significant order cancellations, particularly in December."

For the year, sales and revenues increased $6.366 billion— $3.816 billion from higher *sales volume*, $1.352 billion from improved *price realization*, $653 million from the effects of *currency*, $284 million from higher *Financial Products* revenues and $261 million from the consolidation of Caterpillar Japan Ltd. (Cat Japan). Profit for 2008 was about flat with 2007, with the positive impact of higher price realization, improved sales volume and lower income tax expense about offset by higher operating costs, especially material and freight costs.

Fourth-quarter sales and revenues of $12.923 billion increased $779 million from the fourth quarter of last year. Higher sales volume of $494 million, improved price realization of $308 million, $261 million related to the consolidation of Cat Japan and $19 million from higher Financial Products revenues were partially offset by $303 million of lower sales from the effects of currency. Fourth-quarter profit of $661 million decreased $314 million as significantly higher *Machinery and Engines* operating costs and a sharp decline in profit related to Financial Products, more than offset a $409 million favorable tax item and favorable price realization.

"Fourth-quarter profit was disappointing, particularly in light of record fourth-quarter sales and revenues and a significant favorable tax adjustment," Owens said. "Fourth-quarter costs included transitional expenses as we moved to lower volumes and initiated production cuts. In addition, Financial Products results were impaired by financial market turbulence. It is now clear that we need to sharply lower our production and costs, and aggressive actions were triggered in December," Owens said.

Outlook

Global economic conditions and key commodity prices have continued to decline significantly. Financial markets remain under stress, and our expectations for 2009 have deteriorated. Uncertainty around the depth and duration of this recession makes it very difficult to forecast sales and revenues. As a result, Caterpillar is rapidly executing strategic "trough" plans and implementing actions throughout the company to deal with a very challenging global business environment. We have initiated actions which will remove about 20,000 workers from our business and every indirect spend dollar will be heavily scrutinized. These actions support lowering our production costs in line with a 25 percent decline in sales volume and reducing Selling, General and Administrative (SG&A) and Research and Development (R&D) costs supporting our Machinery and Engines business by about 15 percent. We are encouraged by government stimulus programs and actions taken by central banks around the world to spur growth. However, economic conditions remain uncertain, and we are planning for 2009 sales and revenues to be in a range of plus or minus 10 percent from $40 billion. At $40 billion in 2009 sales and revenues, the company expects to achieve profit of $2.50 per share, excluding redundancy costs.

"These are very uncertain times, and it's imperative that we focus Team Caterpillar on dramatically reducing production schedules and costs in light of poor economic conditions throughout the world," Owens said. "While it's painful for our employees and suppliers, it's absolutely necessary given economic circumstances. We expect to have most of the actions needed to lower employment and cost levels in place by the end of the first quarter," Owens added.

"Without a doubt, 2009 will be a very tough year, but it's important to remember that economic cycles aren't new, and we will emerge from this even stronger than we are today. Throughout our 83-year history Caterpillar has successfully managed through the Great Depression, several recessions, a world war and numerous other adversities. We're a strong company with a management team that's been through tough times before. We are the global leader, with an unparalleled dealer network. We've strengthened our market position in past recessions, and we have done so over the past few months. In addition, we will continue to invest in product technology and operational efficiency through these tough times," Owens added. "When the economy does recover, the need for better housing, roads and capacity for energy and mining will still be there, and we will be prepared to respond."

Note: Glossary of terms included on pages 33-34; first occurrence of terms shown in bold italics.

For more than 80 years, Caterpillar Inc. has been making progress possible and driving positive and sustainable change on every continent. With 2008 sales and revenues of $51.324 billion, Caterpillar is the world's leading manufacturer of construction and mining equipment, diesel and natural gas engines and industrial gas turbines. The company also is a leading services provider through Caterpillar Financial Services, Caterpillar Remanufacturing Services, Caterpillar Logistics Services and Progress Rail Services. More information is available at: http://www.cat.com.

Caterpillar contact: Jim Dugan, Corporate Public Affairs, (309) 494-4100 (Office) or (309) 360-7311 (Mobile)

Key Points

Fourth Quarter 2008

(Dollars in millions except per share data)

	2008	2007	$ Change	% Change
Machinery and Engines Sales........................	$ 12,120	$ 11,360	$ 760	7 %
Financial Products Revenues	803	784	19	2 %
Total Sales and Revenues	12,923	12,144	779	6 %
Profit After Tax	$ 661	$ 975	$ (314)	(32)%
Profit per common share - diluted	$ 1.08	$ 1.50	$ (0.42)	(28)%

Fourth-quarter sales and revenues of $12.923 billion were 6 percent higher than the fourth quarter of 2007.

Machinery sales increased 3 percent, *Engines* sales increased 14 percent, and Financial Products revenues increased 2 percent.

Fourth-quarter profit was $661 million, and profit per share of $1.08 was $0.42 less than the fourth quarter of 2007.

Fourth-quarter profit declined $314 million as higher operating costs more than offset a $409 million favorable tax adjustment and improved price realization.

Full Year 2008

(Dollars in millions except per share data)

	2008	2007	$ Change	% Change
Machinery and Engines Sales........................	$ 48,044	$ 41,962	$ 6,082	14 %
Financial Products Revenues	3,280	2,996	284	9 %
Total Sales and Revenues	51,324	44,958	6,366	14 %
Profit After Tax	$ 3,557	$ 3,541	$ 16	-
Profit per common share - diluted	$ 5.66	$ 5.37	$ 0.29	5 %

Machinery and Engines sales improved $6.082 billion driven by growth in emerging markets, our broad global footprint in industries like mining and energy and growth in *integrated service businesses*. Machinery sales increased 12 percent, and Engines sales increased 19 percent.

Machinery and Engines operating cash flow was $3.560 billion. Machinery and Engines capital expenditures were $2.421 billion, and we repurchased 27.3 million shares of stock at a cost of $1.879 billion.

Outlook

- We expect a very weak year for the world economy, continued declines in commodity prices and industry declines in all regions.

- Economic conditions remain uncertain, and we are planning for 2009 sales and revenues to be in a range of plus or minus 10 percent from $40 billion.

- At $40 billion in 2009 sales and revenues, the company expects to achieve profit of $2.50 per share, excluding redundancy costs.

A question and answer section has been included in this release starting on page 26.

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DETAILED ANALYSIS

2008 vs. 2007



The chart above graphically illustrates reasons for the change in Consolidated Sales and Revenues between 2007 (at left) and 2008 (at right). Items favorably impacting sales and revenues appear as upward stair steps with the corresponding dollar amounts above each bar, while items negatively impacting sales and revenues appear as downward stair steps with dollar amounts reflected in parentheses above each bar. The bar entitled Machinery Volume includes the impact of consolidation of Cat Japan sales. Caterpillar management utilizes these charts internally to visually communicate with the company's Board of Directors and employees.

Sales and Revenues

Sales and revenues for 2008 were $51.324 billion, up $6.366 billion, 14 percent, from 2007. Machinery sales volume was up $2.399 billion, driven by strength in developing economies. Engines sales volume increased $1.678 billion due to growth in all major industries, with particular strength in petroleum.

In addition, price realization contributed $1.352 billion, currency had a positive impact on sales of $653 million driven primarily by the stronger euro and Financial Products revenues increased 9 percent.

Sales and Revenues by Geographic Region

(Millions of dollars)	Total	% Change	North America	% Change	EAME	% Change	Asia/ Pacific	% Change	Latin America	% Change
2007										
Machinery................................	$ 28,359		$ 12,596		$ 8,588		$ 4,026		$ 3,149	
Engines[1]...................................	13,603		5,092		5,245		2,136		1,130	
Financial Products[2]..................	2,996		2,007		479		240		270	
	$ 44,958		$ 19,695		$ 14,312		$ 6,402		$ 4,549	
2008										
Machinery................................	$ 31,804	12 %	$ 12,769	1 %	$ 9,220	7 %	$ 5,709	42 %	$ 4,106	30 %
Engines[1]...................................	16,240	19 %	5,445	7 %	6,311	20 %	2,910	36 %	1,574	39 %
Financial Products[2]..................	3,280	9 %	2,001	-	590	23 %	361	50 %	328	21 %
	$ 51,324	14 %	$ 20,215	3 %	$ 16,121	13 %	$ 8,980	40 %	$ 6,008	32 %

[1] Does not include internal engines transfers of $2.822 billion and $2.549 billion in 2008 and 2007, respectively. Internal engines transfers are valued at prices comparable to those for unrelated parties.

[2] Does not include internal revenues earned from Machinery and Engines of $308 million and $400 million in 2008 and 2007, respectively.

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Machinery Sales

Sales of $31.804 billion increased $3.445 billion, or 12 percent, from 2007.

- Excluding the consolidation of Cat Japan, sales volume increased $2.138 billion, with the gain occurring in the developing economies of Africa/Middle East, Commonwealth of Independent States (CIS), Asia/Pacific and *Latin America*.

- Price realization increased $541 million.

- Currency benefited sales by $505 million.

- Geographic mix between regions (included in price realization) was $2 million favorable.

- The consolidation of Cat Japan added $261 million to 2008 sales.

- Dealers in all regions reported higher inventories than year-end 2007 in both dollars and months of supply.

- The U.S. economy was in recession throughout 2008, which contributed to weaknesses in both construction and quarrying. Coal mining and oil sands development were about the only positives for North America.

- The euro-zone entered recession in the second quarter and the United Kingdom in the third quarter. As a result of these recessions, housing construction declined sharply, nonresidential construction weakened and sales volume declined.

- Sales improved in the developing regions of Africa/Middle East, CIS, Asia/Pacific and Latin America through the first three quarters of 2008. However, growth slowed sharply in the fourth quarter in response to weakening economies.

North America – Sales increased $173 million, or 1 percent.

- Sales volume decreased $143 million.

- Price realization increased $316 million.

- Dealers added slightly to reported inventories this year, a contrast to more than a billion-dollar reduction in 2007. Dealers reported higher inventories than a year earlier in both dollars and months of supply.

- Dealers reported significantly lower deliveries to end users, a result of the recession in the United States that persisted throughout the year. That recession led to lower sales in most key industries other than coal mining and the Canadian oil sands.

- U.S. housing starts declined to 904 thousand units, the lowest since 1945. Negatives for housing included a severe tightening in mortgage lending standards, sharp declines in home prices and more than an 11-month supply of unsold new homes. Canadian housing starts declined 6 percent.

- Spending for U.S. nonresidential construction increased in response to the surge in new orders over the past few years. However, new orders for commercial construction declined 18 percent in 2008. Problems for building construction included increased vacancy rates, declines in property prices and tighter credit conditions for businesses.

- New orders for highway construction declined almost 7 percent. Unfavorable factors included limited growth in Federal highway funding, state and local government budget difficulties and a sharp increase in material input prices.

- Nonmetals mining and quarry production dropped almost 14 percent in response to lower construction activity.

- The Central Appalachian coal price rose 90 percent, driven by a 43-percent increase in U.S. coal exports. U.S. coal production increased 2.2 percent, and Canadian production rose 1.2 percent. As a result, sales of the large tractors used in coal mining surged.

- Investment in Canadian oil sands increased 23 percent, benefiting from a 38-percent increase in crude oil prices.

EAME – Sales increased $632 million, or 7 percent.

- Sales volume increased $196 million.

- Price realization increased $66 million.

- Currency benefited sales by $370 million.

- Dealers reported year-end 2008 inventories that were significantly higher than a year earlier in both dollars and months of supply.

- Sales volume dropped in both the euro-zone and the United Kingdom, due to recessions and a slowing in construction.

- Housing permits in the euro-zone dropped 22 percent, and U.K. housing orders fell 35 percent. High interest rates and home price declines in several European countries contributed to weakness in housing.

- Mining and energy development, as well as increased construction, caused sales volume to increase in Africa/Middle East. Oil prices increased 37 percent, and production rose more than 4 percent from a year earlier, which led to an increase in drilling.

- Sales volume increased significantly in the CIS region, despite economic problems that developed in the fourth quarter. Positive factors included low interest rates, increased government spending, increased energy prices and higher production of most energy commodities.

Asia/Pacific – Sales increased $1,683 million, or 42 percent.

- Sales volume excluding the consolidation of Cat Japan increased $1,254 million.

- Price realization increased $91 million.

- Currency benefited sales by $77 million.

- The consolidation of Cat Japan added $261 million to 2008 sales.

- Dealers reported year-end 2008 inventories that were significantly higher than a year earlier in both dollars and months of supply.

- The largest gain in sales volume occurred in China, the result of higher sales of locally produced wheel loaders and increased construction activity.

- Another large gain in sales volume occurred in Indonesia, largely due to much higher coal prices. Indonesia is the world's largest exporter of thermal coal, and coal supplies in Asia were very tight for most of the year.

- Sales volume increased in Australia, primarily due to high metals and energy prices. Capital expenditures for mineral development increased 37 percent, and expenditures for coal increased 46 percent. Rapid growth in the mining industry stretched infrastructure capacity so investment in infrastructure increased 13 percent.

- In India, 11-percent growth in construction and 4 percent higher mining output contributed to an increase in sales volume.

Latin America – Sales increased $957 million, or 30 percent.

- Sales volume increased $833 million.

- Price realization increased $66 million.

- Currency benefited sales by $58 million.

- Dealers reported year-end 2008 inventories that were significantly higher than a year earlier in both dollars and months of supply.

- Brazil had the largest increase in sales volume. Economic growth continued to benefit from interest rate reductions taken in 2007, resulting in a 10-percent increase in construction. Iron ore exports increased 62 percent, due to increased production and much higher prices.

- Sales volume increased sharply in Mexico. Positives included much higher oil prices, increased natural gas production and 3-percent growth in construction.

- Sales volume growth in Colombia occurred in response to much higher coal prices. In Chile, high copper prices led to an increase in sales volume.

Engines Sales

Sales of $16.240 billion increased $2.637 billion, or 19 percent, from 2007.

- Sales volume increased $1.678 billion.

- Price realization increased $811 million.

- Currency benefited sales $148 million.

- Geographic mix between regions (included in price realization) was $36 million favorable.

- Dealer-reported inventories were up, and months of supply were up slightly, supporting strong delivery rates.

North America – Sales increased $353 million, or 7 percent.

- Sales volume increased $62 million.

- Price realization increased $291 million.

- Sales for on-highway truck applications increased 10 percent compared to a very weak 2007. Demand remained below historic norms due to the slowing U.S. economy that resulted in a reduction in freight tonnage. Also, the impact of the decision to exit the on-highway truck business was starting to be felt as Original Equipment Manufacturer (OEM) customers reduced their reliance on Caterpillar products.

- Sales for petroleum engine applications increased 5 percent, driven by a slight increase in natural gas and drilling applications.

- Sales for marine applications increased 37 percent, with strong demand early in the year for supply vessels that support offshore drilling. This more than offset a decline in engine sales for pleasure craft.

- Sales for industrial applications increased 11 percent.

- Sales for electric power applications decreased 2 percent due to economic uncertainty and tightening credit conditions.

EAME – Sales increased $1,066 million, or 20 percent.

- Sales volume increased $639 million.

- Price realization increased $293 million.

- Currency benefited sales by $134 million.

- Sales for petroleum applications increased 46 percent based on strong demand for engines used in drilling and production. Turbines and turbine-related services increased in support of gas transmission and oil and gas production applications in Africa, Europe and the Middle East.

- Sales for electric power applications increased 18 percent, with strong demand for large- and mid-sized generator sets into Africa and the Middle East. Mid-sized generator sets also benefited from successful rental development.

- Sales for marine applications increased 30 percent in workboats and commercial vessels.

- Sales for industrial applications increased 6 percent, with strong demand for small engines used in the telecom sector. In addition, demand for agricultural applications also improved as a result of high agricultural commodity prices.

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Asia/Pacific – Sales increased $774 million, or 36 percent.

- Sales volume increased $603 million.

- Price realization increased $157 million.

- Currency benefited sales by $14 million.

- Sales for petroleum applications increased 54 percent to support record Chinese drill rig activity and increased demand for Asian shipyards in support of offshore drilling.

- Sales for marine applications increased 30 percent, with strong demand for workboats and offshore shipbuilding. Large diesel demand grew in the offshore and general cargo industries.

- Sales of electric power engines increased 18 percent, with increased demand from Bangladesh industrial customers, and continued success with Chinese coal mine methane customers, for large gas generator sets. Diesel demand resulted from data and telecommunication center demand in China, and utility, mining and paper mill demand from Indonesia.

- Sales for industrial applications increased 62 percent driven by sales in Australia into mining and irrigation sectors and by sales in New Zealand.

Latin America – Sales increased $444 million, or 39 percent.

- Sales volume increased $410 million.

- Price realization increased $34 million.

- Sales for petroleum applications increased 61 percent driven by the heightened demand for power to support drilling and production in Argentina, Venezuela, Mexico and Peru. Turbines and turbine-related services increased for oil and gas production and gas transmission applications in South America.

- Sales of electric power engines increased 37 percent driven by high commodity prices and infrastructure investment.

- Sales for industrial applications increased 29 percent. This demand was driven by good economic conditions and higher agricultural commodity prices.

- Sales for on-highway truck applications decreased 7 percent as a result of a loss of OEM business in this region.

Financial Products Revenues

Revenues of $3.280 billion increased $284 million, or 9 percent, from 2007.

- Growth in average *earning assets* increased revenues $368 million, which was partially offset by a decrease of $175 million due to lower interest rates on new and existing finance receivables.

- Revenues from earned premiums at Cat Insurance increased $84 million.



The chart above graphically illustrates reasons for the change in Consolidated Operating Profit between 2007 (at left) and 2008 (at right). Items favorably impacting operating profit appear as upward stair steps with the corresponding dollar amounts above each bar, while items negatively impacting operating profit appear as downward stair steps with dollar amounts reflected in parentheses above each bar. Caterpillar management utilizes these charts internally to visually communicate with the company's Board of Directors and employees. The bar entitled Other includes the operating profit impact of *consolidating adjustments*, consolidation of Cat Japan and *Machinery and Engines other operating expenses*.

Operating Profit

2008 operating profit of $4.448 billion was down $473 million from 2007 as improved price realization and higher sales volume were more than offset by higher costs and the unfavorable impact of currency.

Manufacturing costs increased $1.694 billion compared with 2007. The majority of the manufacturing cost increase was driven by higher material and freight costs. Material costs increased due to higher steel and commodity prices, and freight costs increased primarily due to higher fuel prices, and expediting costs related to higher production volume. In addition, manufacturing labor and overhead costs increased to support capacity expansion and velocity initiatives.

SG&A and R&D costs were up $605 million to support significant new product programs and growth.

Currency had a $154 million unfavorable impact on operating profit as the benefit to sales was more than offset by the negative impact on costs.

Operating Profit by Principal Line of Business

(Millions of dollars)	2008	2007	$ Change	% Change
Machinery[1]	$ 1,803	$ 2,758	$ (955)	(35)%
Engines[1]	2,319	1,826	493	27 %
Financial Products	579	690	(111)	(16)%
Consolidating Adjustments	(253)	(353)	100	
Consolidated Operating Profit	$ 4,448	$ 4,921	$ (473)	(10)%

[1] Caterpillar operations are highly integrated; therefore, the company uses a number of allocations to determine lines of business operating profit for Machinery and Engines.

Operating Profit by Principal Line of Business

- **Machinery** operating profit of $1.803 billion was down $955 million, or 35 percent, from 2007. Improved price realization and higher sales volume were more than offset by higher costs and the unfavorable impact of currency.

- **Engines** operating profit of $2.319 billion was up $493 million, or 27 percent, from 2007. The favorable impacts of improved price realization and higher sales volume were partially offset by higher costs.

- **Financial Products** operating profit of $579 million was down $111 million, or 16 percent, from 2007. The decrease was attributable to a $136 million increase in SG&A expenses due primarily to a $95 million increase in the provision for credit losses at Cat Financial, a $105 million impact from decreased net yield of average earning assets, partially offset by a $130 million favorable impact from higher average earning assets.

Other Profit/Loss Items

- **Other income/expense** was income of $299 million compared with income of $320 million in 2007. The favorable currency impacts of $79 million were more than offset by a $50 million unfavorable change in mark-to-market adjustments on interest rate derivative contracts at Cat Financial and a $37 million impairment of investments in Cat Insurance's portfolio as a result of poor market performance.

- **The provision for income taxes** for 2008 reflects an annual tax rate of 31.5 percent, excluding the discrete items discussed below, compared to a 30-percent rate in 2007. The increase in the tax rate excluding discrete items over 2007 is attributable to changes in our geographic mix of profits from a tax perspective.

  The provision for income taxes for 2008 also includes discrete benefits of $456 million. Repatriation of non-U.S. earnings resulted in a tax benefit of $409 million due to available foreign tax credits in excess of the U.S. tax liability on the dividend. A benefit of $47 million was also recorded in 2008 due to a change in tax status of a non-U.S. subsidiary allowing indefinite reinvestment of undistributed profits and reversal of U.S. tax previously recorded.

- **Equity in profit/(loss) of unconsolidated affiliated companies** was income of $37 million compared with income of $73 million in 2007. The decrease is primarily related to lower profit at *Shin Caterpillar Mitsubishi Ltd. (SCM)* through the first nine months and the absence of profit after the consolidation of Cat Japan.

  On August 1, 2008, SCM redeemed one-half of Mitsubishi Heavy Industries Ltd.'s (MHI's) shares in SCM for $464 million. Caterpillar now owns 67 percent of the renamed entity, Caterpillar Japan Ltd. We consolidated Cat Japan's balance sheet on September 30, 2008. We began consolidating Cat Japan's results of operations in the fourth quarter.

Employment

Caterpillar's worldwide employment was 112,887 at the end of 2008, up 11,554 from a year ago. Of the increase, approximately 5,500 were the result of consolidating Cat Japan and about 1,300 were the result of acquisitions. The remaining increase of 4,800 employees primarily supported growth and new product introductions.

Revolving Credit Facilities

Largely driven by a significant decline in pension asset returns, Caterpillar recognized a $3.4 billion year-end charge to other comprehensive income. This non-operational charge caused our consolidated net worth to drop below the covenant level in our $6.85 billion revolving credit facility (Credit Facility). Our corporate bank group has consented to Caterpillar's consolidated net worth level. We have no borrowings under this revolving credit facility.

Cat Financial's profit was negatively impacted by, among other things, deteriorating economic conditions in the fourth quarter. This resulted in a decrease in its quarterly interest coverage ratio to a level below that required in the Credit Facility. This, in addition to Caterpillar's drop in consolidated net worth, resulted in Cat Financial falling below or failing to meet similar covenant requirements in several other loan agreements. Cat Financial's corporate bank group, with respect to the Credit Facility and other loan agreements similarly affected, has consented to Cat Financial's quarterly interest coverage level for the fourth quarter.

2009 Outlook

The financial and banking crisis accelerated in the fourth quarter of 2008 and has significantly impacted economic growth in general and the industries that we serve around the globe. As a result, our outlook for 2009 has worsened.

We expect 2009 will be the weakest year for economic growth in the postwar period. We are expecting recessionary conditions to persist in most of the world throughout the year, with no growth in the world economy.

- Preliminary data indicates the world economy fell into recession in fourth quarter 2008. The developed economies of the United States, euro-zone, United Kingdom and Japan declined sharply, many developing economies slowed, and commodity prices dropped in response to weaker demand.

- Economic policymakers were distracted by inflationary concerns during last summer's surge in commodity prices and were slow to respond to economic weaknesses and the credit crisis. Effective actions did not really begin until after the collapse of Lehman Brothers in September. The timing of the response means the world economy will likely remain severely depressed through at least the middle of 2009.

- Central banks in developed economies have cut interest rates to, or near, record lows, and several key developing economies have responded by lowering rates.   In addition, some countries are implementing measures to increase monetary growth, reduce credit spreads and drive spending through fiscal stimulus programs, which should aid construction.

- Most commodity prices dropped below investment threshold levels in late 2008, and producers are reducing and delaying investments. We expect this unfavorable environment to persist throughout the year.

- We expect 2009 will be a dismal year for the world economy, but conditions for much better growth are developing, particularly in industries we serve. Interest rates throughout the world are at historically low levels and should eventually be favorable for investment. Despite a higher level of spending over the past few years, capacity in the world's infrastructure, mining and energy industries is still inadequate or outdated. Reduced investment in 2009 is going to leave future capacity even more strained. Government stimulus plans are a step in the right direction and should help economic growth.

- While we are encouraged by actions that have been taken to drive economic improvements, we are concerned that the European Central Bank and the Bank of Japan are responding too slowly to today's economic crisis. In addition, we are concerned that central banks may begin tightening policies at the first sign of economic recovery and could create another downturn.

North American economies should decline 1.5 percent in 2009, but we expect the United States will be the first major economy to pull out of recession, sometime in the second half of 2009.

- The U.S. economy has been in recession throughout 2008, GDP started declining in the third quarter of 2008, and U.S. machinery industries that we serve have been declining since early 2006. Output likely will decline throughout the second quarter, causing this recession to about match the 1981-82 recession in duration and severity.

- The Federal Funds rate has traded at the lowest level on record, and the Fed has indicated it will keep rates low for an extended time. So, we assume no rate increases will occur this year. Despite the low Federal Funds rate, credit spreads remain elevated, so the Fed is focusing on increasing liquidity and providing funds directly to businesses and consumers. Monetary growth has accelerated at unprecedented rates and should eventually encourage more spending, possibly in the second half of 2009.

- The Obama administration's stimulus program should increase funds for infrastructure construction. Quick passage of the bill could increase funding in the second half of 2009, and some improvement in infrastructure spending is expected.

- Housing affordability is near a record high, and 30-year mortgage rates could fall below 4.5 percent this year, helping to stabilize housing later in the year. We expect housing starts will be approximately 900 thousand units, about the same as 2008.

- Central Appalachian coal prices should average a little more than $40 per ton in 2009, which should allow a 0.5 percent increase in coal production.

- The Canadian economy should decline slightly, prompting the Bank of Canada to cut its interest rate another 25 basis points to 0.75 percent.

We expect **European** economies to decline 0.9 percent this year. Recessions in both the euro-zone and United Kingdom will likely last most of the year, making the recessions some of the worst in the postwar period.

- The Bank of England recently cut interest rates to 1.5 percent, the lowest since 1694. The European Central Bank cut interest rates to 2 percent and boosted monetary growth. However, the bank has been less aggressive in cutting interest rates than other central banks, creating the risk of an extended period of weakness.

- European governments announced stimulus packages, which will provide funds for infrastructure construction. However, we expect housing and nonresidential construction will decline in most European countries.

The **Japanese** economy should decline about 2 percent, remaining in recession for most of the year.

- The Bank of Japan recently cut interest rates from 0.3 percent to 0.1 percent. However, the short-term interest rate, as in the last cycle, has not had a significant impact on improving growth.

- The bank has started buying commercial paper and has increased bank reserves slightly. Easing, however, has not been sufficient to provide the liquidity for an economic recovery.

- Government stimulus packages should boost public construction, but private construction likely will continue declining.

Economic growth in the **developing economies** should average about 3 percent in 2009, the slowest since 2002, but still outperform developed economies.

- In recent years, these economies have benefited from lower inflation and interest rates, more competitive exports and higher commodity prices. Many of those factors remain more favorable than in past downturns.

- Key countries, particularly in Asia, have aggressively reversed past policy tightening; with interest rates at or below lows earlier this decade. We expect further easing in many countries.

- In the past, balance-of-payments problems often prevented these countries from adopting expansive economic policies during worldwide economic slowdowns. We do not expect these countries to be as severely constrained since many are running surpluses with developed countries and have accumulated significant foreign exchange reserves.

- Most governments have not increased spending in line with increases in export and commodity revenues. As a result, governments will not need to cut spending in line with declines in exports and commodity revenues.

2009 Sales and Revenues Outlook

The depth and duration of economic decline throughout the world makes it very difficult to forecast sales and revenues. As a result, we are focused on executing our strategic "trough" plans throughout the company.

We are encouraged by the actions of central banks around the world and the prospects of fiscal stimulus. We are optimistic that economic conditions in the United States will stabilize later in the year and may show some signs of recovery. However, we are implementing actions throughout the company to be prepared for a very negative year with sales and revenues in a range of plus or minus 10 percent from $40 billion.

While sales and revenues could be higher than $40 billion in 2009, the economic picture is extremely difficult to predict, and it is prudent to focus the company on actions that will deliver our "trough" profit goal.

We expect significant declines in all geographic regions in most industries. At $40 billion, the sales volume decline, excluding the impact of consolidating Cat Japan, is about 25 percent. Volume related to machines and engines would be down about 30 percent, and sales and revenues of integrated service businesses would be down about 5 percent.

Some improvement in price realization and about $1 billion of additional sales as a result of the consolidation of Cat Japan are partial offsets to the sharp drop in volume.

2009 Profit Outlook

As a result of sharply declining sales, we expect 2009 profit to drop significantly from 2008, and we are taking actions to deliver our "trough" profit target of $2.50 per share, excluding redundancy costs, at $40 billion in 2009 sales and revenues. We have initiated actions which will remove about 20,000 workers from our business and every indirect spend dollar will be heavily scrutinized. These actions support lowering our production costs in line with a 25-percent decline in sales volume and reducing SG&A and R&D costs supporting our Machinery and Engines business collectively by about 15 percent. Actions include:

- Voluntary and involuntary separations and layoffs of about 4,000 full-time production employees. Depending on business conditions more layoffs may be required as the year unfolds.
- Sharp declines in overtime work. Factory overtime is a key element of volume flexibility and many facilities were working high levels of overtime through most of 2008.
- Several facilities have shortened workweeks, and thousands of employees have been, or will be, affected by temporary layoffs and full and partial plant shutdowns.
- Elimination of almost 8,000 temporary, contract and agency workers. While these workers are a key element of our "flexible workforce" they are not included among the 112,887 full-time employees at year end.
- Voluntary separations of about 2,500 support and management employees.
- Additional layoffs or separations of as many as 5,000 support and management employees.
- Hiring freezes and suspension of salary increases for most support and management employees.
- Significant reductions in total compensation for executives / senior managers.
- At $2.50 profit per share, our short-term incentive plan would not trigger payment.
- Reduction in indirect expenses of about 15 percent.
- Significant reduction in capital expenditures.
- Shifting more resources to work on short- and medium-term material cost reduction.
- Shifting more resources to work on inventory reduction projects.

Elements of the 2009 Profit Outlook

- We expect significantly lower sales volume across all regions and most industries. The consolidation of Cat Japan is expected to add about $1 billion to sales, but be negative to profit as a result of severe economic decline in Japan.

- We are forecasting improved price realization for 2009 as there still is cost pressure in the system.

- To support our price realization forecast, we are rapidly scaling back production to align dealer inventory with demand as we move through the year, and we believe the industry is rapidly scaling back to minimize inventory as well.

- Material costs are expected to increase slightly. Because material costs rose significantly in the second half of 2008 and our material costs tend to lag trends in commodities, we expect that year-over-year cost comparisons will be negative in the first half of the year and will improve in the second half.

- We expect efficiency improvement as a result of continued implementation of the *Cat Production System (CPS)* however, production volume, particularly in the first quarter, will likely drop faster than manufacturing costs as we sharply lower production, employment and cost levels.

- Excluding Cat Japan, Machinery and Engines SG&A and R&D expenses are forecast to decline about 15 percent. R&D spending in 2009 will be primarily focused on new products to meet Tier 4 regulatory emissions requirements.

- We expect about $500 million of redundancy expense related to employment reductions, most of the expense is expected to occur in the first quarter.

- The tax rate in 2009 is expected to approximate the 2008 rate of 31.5 percent, excluding discrete tax items.

- Financial Products profit before tax is expected to decline by about 50 percent in 2009 as a result of higher liquidity costs and the resulting tighter spreads between the cost of borrowing and Cat Financial's lending rates.

Machinery and Engines Cash Flow

Our priorities for the use of cash remain unchanged—a strong balance sheet that helps protect our credit rating, capital to support growth, appropriately funded employee benefit plans, modestly increasing dividends and stock repurchases with excess cash.

- For 2009 we expect operating cash flow to hold up better than profit, with a significant decline in inventory and lower receivables helping to offset the impact of lower profit.

- The funded status of our defined benefit pension plans declined in 2008. As a result we expect to contribute approximately $1 billion in 2009 versus $422 million that was contributed in 2008.

- Capital expenditures are expected to be about $1.5 billion in 2009, a decline of about 38 percent from 2008.

- As a result of current economic conditions, we have temporarily put our stock repurchase program on hold.

First Quarter 2009

It's not our practice to provide specific quarterly profit guidance, and we don't intend to start. However, we are in unprecedented times, and some discussion around the first quarter is appropriate.

While we expect the full year of 2009 to be very challenging, profit in the first half, and particularly the first quarter, will be under severe pressure. In fact, a first-quarter loss is possible. There are two primary reasons that profit will be particularly weak early in the year:

- First, production volume will be severely depressed and is likely to fall faster than dealer sales to end users. We opened dealer order boards around the world in the fourth quarter to allow dealers to cancel existing orders in response to deteriorating economic conditions. Dealers reacted and have cut orders substantially. We expect that this will result in further declines in dealer inventory in the first quarter at a time of year when dealers normally build inventory in preparation for higher sales to end users in the spring and summer. We have announced significant measures to bring production, costs and employment down, but given lead times necessary for employees, we expect that our production and sales will fall faster than costs early in the year.

- Second, we expect a substantial charge for redundancy costs, about $500 million for the year, with most of it coming in the first quarter.

DETAILED ANALYSIS

Fourth Quarter 2008 vs. Fourth Quarter 2007



Consolidated Sales and Revenues Comparison
4th Qtr 2008 vs. 4th Qtr 2007

The chart above graphically illustrates reasons for the change in Consolidated Sales and Revenues between fourth quarter 2007 (at left) and fourth quarter 2008 (at right). Items favorably impacting sales and revenues appear as upward stair steps with the corresponding dollar amounts above each bar, while items negatively impacting sales and revenues appear as downward stair steps with dollar amounts reflected in parentheses above each bar. The bar entitled Machinery Volume includes the impact of consolidation of Cat Japan sales. Caterpillar management utilizes these charts internally to visually communicate with the company's Board of Directors and employees.

Sales and Revenues

Sales and revenues for fourth quarter 2008 were $12.923 billion, up $779 million, or 6 percent, from fourth quarter 2007. Machinery volume was up $297 million. Excluding Cat Japan, machinery volume was up $36 million. Engines volume was up $458 million, as growth in developing economies more than offset significant weakness in developed economies. Price realization improved $308 million. Financial Products revenues increased $19 million. Currency had a negative impact on sales of $303 million due to the strengthening of the U.S. dollar against most major currencies.

Sales and Revenues by Geographic Region

(Millions of dollars)	Total	% Change	North America	% Change	EAME	% Change	Asia/ Pacific	% Change	Latin America	% Change
Fourth Quarter 2007										
Machinery..................................	$ 7,460		$ 3,112		$ 2,322		$ 1,194		$ 832	
Engines[1].................................	3,900		1,275		1,617		654		354	
Financial Products[2]..................	784		494		150		62		78	
	$ 12,144		$ 4,881		$ 4,089		$ 1,910		$ 1,264	
Fourth Quarter 2008										
Machinery..................................	$ 7,675	3 %	$ 2,833	(9) %	$ 2,013	(13) %	$ 1,652	38 %	$ 1,177	41 %
Engines[1].................................	4,445	14 %	1,379	8 %	1,670	3 %	849	30 %	547	55 %
Financial Products[2]..................	803	2 %	490	(1) %	144	(4) %	89	44 %	80	3 %
	$ 12,923	6 %	$ 4,702	(4) %	$ 3,827	(6) %	$ 2,590	36 %	$ 1,804	43 %

[1] Does not include internal engines transfers of $646 million and $652 million in fourth quarter 2008 and 2007, respectively. Internal engines transfers are valued at prices comparable to those for unrelated parties.

[2] Does not include internal revenues earned from Machinery and Engines of $66 million and $104 million in fourth quarter 2008 and 2007, respectively.

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Machinery Sales

Sales of $7.675 billion increased $215 million, or 3 percent, from fourth quarter 2007.

- Sales volume increased $36 million, with the gain occurring in the developing economies of Africa/Middle East, CIS, Asia/Pacific and Latin America.

- Price realization increased $85 million.

- Currency decreased sales by $167 million.

- Geographic mix between regions (included in price realization) was $14 million favorable.

- The consolidation of Cat Japan sales added $261 million to 2008 sales.

- Dealers in all regions reported higher inventories than year-end 2007 in both dollars and months of supply.

- The financial crisis intensified after the collapse of Lehman Brothers in mid September. Recessions in the developed countries worsened, and growth in the developing economies slowed abruptly. As a result, dealers reported lower deliveries to end users than a year earlier.

- The U.S. economy probably declined at the fastest rate in more than 25 years. Construction, nonmetals mining and quarrying weakened further. Coal mining and oil sands development were about the only positives for North America.

- The European economy declined, putting additional downward pressure on construction.

- Sales volume increased in the developing regions of Africa/Middle East, CIS, Asia/Pacific and Latin America, although at a slower rate than earlier in the year. Higher interest rates, the credit crisis, lower commodity prices and reduced exports to developed countries were the major factors causing this slowing.

North America – Sales decreased $279 million, or 9 percent.

- Sales volume decreased $354 million.

- Price realization increased $75 million.

- Sales volume declined in line with lower reported dealer deliveries to end users. Dealers added slightly to inventories, leaving them higher than a year earlier in both dollars and months of supply.

- The U.S. economy was in recession and the bankruptcy of Lehman Brothers caused a severe tightening in financial markets. As a result, economic output dropped sharply, and key industries reduced machine purchases.

- U.S. housing starts fell below a 700 thousand unit annual rate, the lowest this cycle, and permits for new construction were even lower. Housing starts were depressed by relatively high mortgage interest rates, a further tightening in credit, a 10-percent decline in new home prices and more than an 11-month supply of unsold new homes.

- Orders for U.S. nonresidential construction fell 28 percent below a year earlier. Negatives included limited growth in Federal highway funding, higher material input costs, and declines in commercial property prices. Banks further tightened credit standards on commercial real estate loans in response to rising delinquencies and financial stresses.

- Sharp declines in construction caused a 13-percent drop in nonmetals mining and quarry production.

- Metals mining production increased sharply, but much lower metals prices prompted mines to reduce machine purchases.

- Coal production increased almost 3 percent, benefiting from increased exports and much higher coal prices. Sales of machines used in coal mining increased.

- Crude oil prices declined, but to levels that were still attractive for investment.

EAME – Sales decreased $309 million, or 13 percent.

- Sales volume decreased $199 million.

- Price realization decreased $19 million.

- Currency impact decreased sales by $91 million.

- Dealers in all regions reported higher inventories than year-end 2007 in both dollars and months of supply.

- Preliminary data suggest recessions in both the euro-zone and the United Kingdom worsened in fourth quarter 2008, and dealers reported sizable declines in deliveries.

- Interest rates remained relatively high, contributing to weakness in construction. Housing permits in the euro-zone were probably down more than 20 percent, and U.K. housing orders plunged more than 50 percent. Heavy construction in the euro-zone declined 6 percent.

- Sales volume increased slightly in Africa/Middle East, ending more than 5 years of strong year-on-year growth.

- In the CIS, sales volume increased, although at a slower rate than earlier in the year. Russia's economy slowed due to higher interest rates, a credit crisis and lower oil revenues.

- In both Africa/Middle East and CIS, sales volume in December was lower than a year earlier.

Asia/Pacific – Sales increased $458 million, or 38 percent.

- Sales volume increased $235 million.

- Price realization increased $17 million.

- Currency impact decreased sales by $55 million.

- The consolidation of Cat Japan sales added $261 million to 2008 sales.

- Dealers in all regions reported higher inventories than year-end 2007 in both dollars and months of supply.

- Recessions in developed economies caused export growth to slow or decline for most countries. In addition, several countries had raised interest rates, which helped slow economic growth.

- China's economy slowed, which sharply curtailed growth in sales volume.

- Higher coal prices contributed to sizable sales volume growth in Indonesia.

- Mine output expanded in Australia as mining employment increased 30 percent. Higher production, along with commodity prices that were still attractive for investment, led to increased sales volume.

- India had tightened economic policies to cope with inflation and the economy slowed in the fourth quarter. Sales volume increased slightly, ending several years of rapid growth.

Latin America – Sales increased $345 million, or 41 percent.

- Sales volume increased $368 million.

- Price realization decreased $2 million.

- Currency impact decreased sales by $21 million.

- Dealers reported higher inventories than year-end 2007 in both dollars and months of supply.

- The largest gain in sales volume occurred in Chile. Positives were efforts to expand mine production and increased construction.

- Higher coal prices boosted sales volume in Colombia.

- Although the Mexican economy was sluggish, construction and the energy industries expanded. Sales volume increased sharply.

- Interest rate increases in Brazil caused the economy to slow sharply in the fourth quarter, with industrial production declining. The world steel industry reduced production in the last half of 2008, causing Brazil's iron ore production to drop 5 percent. As a result, growth in sales volume slowed significantly from rates experienced during the first three quarters.

Engines Sales

Sales of $4.445 billion increased $545 million, or 14 percent, from fourth quarter 2007.

- Sales volume increased $458 million.

- Price realization increased $223 million.

- Currency impact decreased sales $136 million.

- Geographic mix between regions (included in price realization) was $2 million favorable.

- Dealer-reported inventories were up, and months of supply were up slightly, supporting strong delivery rates.

North America – Sales increased $104 million, or 8 percent.

- Sales volume increased $22 million.

- Price realization increased $82 million.

- Sales for petroleum engine applications increased 14 percent due to strong demand for gas compression, drilling and well service applications. Turbine sales for gas transmission projects were down due to timing of customer project schedules. This was partially offset by an increase in turbine-related services.

- Sales for electric power applications increased 8 percent, driven by increases in turbine sales to support power plant projects.

- Sales for on-highway truck applications increased 3 percent, when compared with a very weak fourth quarter 2007 in the North American on-highway heavy-duty truck market. Demand remained below historic norms due to the slow U.S. economy that resulted in a reduction in freight tonnage. Also, the impact of the decision to exit the on-highway truck business was starting to be felt as OEM customers reduced their reliance on Caterpillar products.

- Sales for industrial applications decreased 3 percent due to substantially lower demand in construction, material handling and auxiliary power units.

EAME – Sales increased $53 million, or 3 percent.

- Sales volume increased $85 million.

- Price realization increased $72 million.

- Currency impact decreased sales by $104 million.

- Sales for industrial applications decreased 16 percent, as demand in the construction segments slowed with reduced spending on infrastructure development. This was partially offset by increases in agricultural applications.

- Sales for marine applications increased 27 percent in workboats and commercial vessels to support projects that were driven by high commodity prices.

- Sales for petroleum applications increased 16 percent based on strong demand for engines used in drilling and production. Turbine sales increased for gas transmission and oil and gas production applications.

- Sales for electric power applications increased 6 percent, with strong demand in Africa/Middle East offsetting weaker demand in Europe and the CIS and a decrease in turbine sales, which were the result of timing of large power plant projects.

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Asia/Pacific – Sales increased $195 million, or 30 percent.

- Sales volume increased $170 million.

- Price realization increased $57 million.

- Currency impact decreased sales by $32 million.

- Sales for petroleum applications increased 79 percent to support Chinese drill rig activity and increased demand for Asian shipyards in support of offshore drilling. Turbine sales increased for gas transmission and oil and gas production applications.

- Sales for marine applications increased 34 percent, with continued strong demand for workboat, offshore and general cargo vessels.

- Sales for industrial applications increased 39 percent, as a result of higher sales into mining and irrigation sectors in Australia and increased sales in New Zealand.

- Sales of electric power engines decreased 2 percent.

Latin America – Sales increased $193 million, or 55 percent.

- Sales volume increased $183 million.

- Price realization increased $10 million.

- Sales for petroleum applications increased 60 percent as turbines and turbine-related services increased for gas transmission and oil and gas production applications.

- Sales of electric power engines increased 82 percent to support infrastructure investment.

- Sales for on-highway truck applications decreased 42 percent as a result of OEM customers working down inventory and a loss of OEM business.

Financial Products Revenues

Revenues of $803 million increased $19 million, or 2 percent, from the fourth quarter 2007.

- Growth in average earning assets increased revenues $56 million, which was partially offset by a decrease of $46 million due to lower interest rates on new and existing finance receivables.

- Revenues from earned premiums at Cat Insurance increased $24 million.

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Consolidated Operating Profit Comparison
4th Qtr 2008 vs. 4th Qtr 2007

The chart above graphically illustrates reasons for the change in Consolidated Operating Profit between fourth quarter 2007 (at left) and fourth quarter 2008 (at right). Items favorably impacting operating profit appear as upward stair steps with the corresponding dollar amounts above each bar, while items negatively impacting operating profit appear as downward stair steps with dollar amounts reflected in parentheses above each bar. Caterpillar management utilizes these charts internally to visually communicate with the company's Board of Directors and employees. The bar entitled Other includes the operating profit impact of consolidating adjustments, consolidation of Cat Japan and Machinery and Engines other operating expenses.

Operating Profit

Operating profit in fourth quarter 2008 of $457 million was $798 million lower than fourth quarter 2007 as improved price realization and higher sales volume were more than offset by higher costs.

Manufacturing costs increased $938 million compared with fourth quarter 2007. The increase was driven by higher material and freight costs, along with manufacturing inefficiencies as costs did not drop in line with a sharp decline in production volume.

SG&A and R&D costs were up $279 million to support significant new product programs and growth initiatives.

Financial Products operating profit decreased $87 million.

Operating Profit by Principal Line of Business

(Millions of dollars)	Fourth Quarter 2008	Fourth Quarter 2007	$ Change	% Change
Machinery[1]	$ (6)	$ 619	$ (625)	(101)%
Engines[1]	438	571	(133)	(23)%
Financial Products	74	161	(87)	(54)%
Consolidating Adjustments	(49)	(96)	47	
Consolidated Operating Profit	$ 457	$ 1,255	$ (798)	(64)%

[1] Caterpillar operations are highly integrated; therefore, the company uses a number of allocations to determine lines of business operating profit for Machinery and Engines.

Operating Profit by Principal Line of Business

- **Machinery** operating loss was $6 million compared to an operating profit of $619 million in the fourth quarter of 2007. Substantially all of the change was the result of higher manufacturing costs.

- **Engines** operating profit of $438 million was down $133 million, or 23 percent, from fourth quarter 2007. Higher costs were partially offset by improved price realization and higher sales volume.

- **Financial Products** operating profit of $74 million was down $87 million, or 54 percent, from fourth quarter 2007. The decrease was primarily attributable to a $57 million impact from decreased net yield on average earning assets and a $42 million increase in the provision for credit losses at Cat Financial, partially offset by a $22 million favorable impact from higher average earning assets.

Other Profit/Loss Items

- **Other income/expense** was expense of $26 million compared with income of $88 million in fourth quarter 2007. The decrease was primarily due to a $47 million unfavorable change in mark-to-market adjustments on interest rate derivative contracts at Cat Financial and a $37 million impairment of investments in Cat Insurance's portfolio as a result of poor market performance.

- **The provision for income taxes** in the fourth quarter of 2008 reflects an annual tax rate of 31.5 percent, excluding the discrete item discussed below, compared to a 30-percent rate in 2007. The increase in the tax rate excluding discrete items over 2007 is primarily attributable to a less favorable geographic mix of profits from a tax perspective. Although we expected to lower our annual tax rate by approximately one percentage point in the fourth quarter due to the renewal of the U.S. research and development tax credit in October 2008, this benefit was offset by less favorable fourth quarter geographic mix of profits from a tax perspective resulting in no change in the estimated tax rate from third quarter 2008.

  The provision for income taxes in the fourth quarter of 2008 also includes a discrete benefit of $409 million related to repatriation of non-U.S. earnings with available foreign tax credits in excess of the U.S. tax liability on the dividend. This compares to a favorable adjustment of $55 million in the fourth quarter 2007 related to a decrease in the estimated tax rate.

- **Equity in profit/(loss) of unconsolidated affiliated companies** was income of $5 million compared with income of $22 million in fourth quarter 2007. The decline reflects the absence of profit at Shin Caterpillar Mitsubishi Ltd. (SCM) due to the redemption, on August 1, 2008, of one-half of Mitsubishi Heavy Industries Ltd.'s (MHI's) shares in SCM.

Questions and Answers

Economy / Sales

Q1:   What are your expectations for U.S. housing?

A: We project housing will weaken further in the first half and then begin to improve later in the year. We expect housing starts will be approximately 900 thousand units, about the same as 2008. The more than 20-percent decline in home prices since early 2006 and recent declines in mortgage interest rates have already improved housing affordability to near the record highs reached in the early 1970s. We expect mortgage interest rates will decline below 4.5 percent, further improving affordability.

Q2:   What's your forecast for key commodity prices in 2009?

A: We project West Texas Intermediate crude oil will average a little more than $40 per barrel, down from $100 in 2008. Copper prices should average about $1.10 per pound, compared to $3.15 in 2008. Both price forecasts are below prices that we believe would be attractive to launch new projects. Our forecast for the Central Appalachian coal price is more than $40 per ton in 2009, down from $89 in 2008. That price should be sufficiently high enough to encourage about a 0.5 percent increase in coal production in the United States. Coal prices in the rest of the world should also be high enough to cause producers to increase output.

Q3:   What is the forecast for economic growth in China, and how will the China stimulus package impact Caterpillar?

A: We estimate the Chinese economy will grow about 7.5 percent this year, down from 9 percent last year. The government recently announced a $586 billion stimulus package to be spread over two years. Total construction spending last year was about $900 billion, so the package should help offset the slowing in construction that is underway. We do not anticipate that this package, on its own, will stop the recent decline in the Chinese machine industry.

Q4:   How do you expect the U.S. stimulus package to impact Caterpillar?

A: Our initial assessment is that the package might have up to $150 billion in infrastructure-related spending, spread over a two-year period. If enacted quickly, perhaps $50 billion could be spent in 2009. That expenditure would represent about 5 percent of total U.S. construction spending in 2008 and would likely require some increase in equipment purchases to handle the added work in addition to increased utilization of the existing machine population. Other measures in the package, such as tax cuts and actions to improve the housing industry, could indirectly benefit construction.

Q5:   How have dealer inventories changed recently, are they too high, and what do you expect to happen in 2009?

A: The worse-than-expected weakening in dealer deliveries has contributed to higher dealer inventories, in both dollars and months of supply. We allowed dealers to cancel orders so that they could more quickly adjust inventories to more appropriate amounts. We anticipate dealers will reduce inventories this year around $1.5 billion, with much of it occurring during the first half.

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Q6: **Can you discuss your order backlog in total for Caterpillar? How has it changed since year-end 2007? Has it deteriorated over the past quarter?**

A: Dealers reported significant slowdowns or declines in deliveries to end users in fourth quarter 2008 and reduced their orders. We also allowed dealers to cancel orders. As a result, our order backlog declined significantly in the fourth quarter and ended the year at $14.7 billion, well below the year-end 2007 level of $17.8 billion.

Q7: **Can you address the backlog for mining products?**

A: We have a mining order backlog today; however, as customers continue to "delay" existing and greenfield expansions these orders are getting pushed out accordingly. We are in constant dialogue with our customers and dealers and are working through these issues.

- In most cases, mining companies are delaying, not cancelling, expansion plans.
- Both the speed and magnitude of the drop in commodity prices, especially base metals, has driven short-term cancellations and delays.
- Mining companies, like other industries, have increased costs to obtain capital.
- Some customers are highly leveraged, forcing short-term cost shedding and capital preservation.
- We expect that global stimulus packages will help improve demand and commodity prices.

Engines

Q8: **Can you address the backlog and sales prospects for 2009 for large engines and turbines?**

A: The order backlog for turbines has remained strong due to equipment order lead times. While declines have varied by product family and model, we have seen a reduction in reciprocating engine backlogs as order rates have abruptly declined in all industries and cancellations have increased. As a result, we have made necessary production cuts to address these declines and have been able to improve availability in all products. We anticipate weaker sales in 2009 and will continue to make the appropriate production scheduling adjustments as needed.

Q9: **What impact will your early exit from on-highway truck engines have?**

A: We began to manage costs down and redeploy resources away from the truck engine business in late 2008. This will continue through the first half of 2009 as we fulfill the last customer requirements. In December 2008, we announced a layoff affecting up to 814 of our production workforce at the Mossville facility. This is a result of exiting the on-highway engine business, coupled with, lower demand for off-highway engines.

Costs / Employment

Q10: **You are going ahead with the new factories in Texas and Arkansas. Why are you continuing with new U.S. capacity expansion?**

A: The new facility in Texas represents a strategic long-term priority for Caterpillar. The new facility will deliver a state-of-the-art engine assembly process focused on producing the high-quality products for which Caterpillar is known. The new assembly process will be sized appropriately for our continuing off-highway engine business and result in a more cost-effective assembly process. The Texas location is also strategically located to the source of major engine components and closer to a major seaport for export engines. While the current market conditions are challenging, Caterpillar must invest now to prepare for the introduction of Tier 4 off-highway engines required in the more regulated markets after 2011.

The new facility in North Little Rock, Arkansas, represents an important, long-term strategic step for Caterpillar. This facility will be the North American home for Caterpillar's line of motor graders. Manufacturing operations will be state-of-the-art, solely dedicated to motor grader production, which will result in more cost-effective production of motor graders. While the current economic conditions are challenging, the new facility will support the introduction of our Tier 4 compliant motor grader in 2010. The move of motor grader production from our Decatur, Illinois, facility also frees up space in Decatur to support the long-term growth of our large off-highway truck business. We believe the benefits from moving production of our motor grader line will improve Caterpillar's long-term competitiveness for both motor graders and large off-highway trucks.

Q11: **What do you expect relative to R&D in 2009, and what about spending related to Tier 4?**

A: We expect R&D expenses to decline somewhat in 2009 from 2008 levels. Sharper cuts are not likely as we continue to do the product development required to meet Tier 4 emissions requirements. We are prioritizing our R&D spending to focus on Tier 4 commitments and to fund key technologies that will continue to allow Caterpillar to provide industry leading customer value.

Q12: **Summarize the impact of the consolidation of Cat Japan on fourth quarter sales and profit.**

A: The consolidation of Cat Japan added $261 million to fourth quarter sales but was about neutral to profit.

<u>Cash Flow / Financial Position</u>

Q13:   Outside of Cat Financial, what has been Caterpillar's recent experience with debt markets? Do you have access to capital?

A: The problems in the credit markets have had limited impact on Caterpillar Inc. due to our strong credit rating. We have been able to maintain normal operations and fund our needs. Caterpillar Inc. successfully issued $1.5 billion of long-term debt in early December. The offering generated strong investor demand. There also is strong demand for our commercial paper and we have benefited from very low interest rates on commercial paper.

Q14:   There seems to be more cash than usual on your balance sheet, can you explain why?

A: The enterprise had $2.7 billion of cash at year-end 2008, an increase of $1.6 billion from year-end 2007. We increased our short-term borrowings to provide a cushion of extra cash in the event that short-term credit markets become disrupted.

Q15:   Can you summarize what happened to your pension and other postretirement benefit plans in 2008 and how that impacts 2009?

A: Accounting standards require that we recognize the over-funded or under-funded status of our pension and other postretirement benefit plan liabilities on our balance sheet at the end of each year. Asset losses in our pension and postretirement benefit plans were in excess of 30 percent in 2008. The funded status of our pension plans declined from 93 percent at the end of 2007 to 61 percent at the end of 2008. The funded status of our postretirement benefit plans, which are not required to be funded, declined from 29 percent to 21 percent. This increase in unfunded liabilities resulted in a $3.4 billion charge to Other Comprehensive Income (OCI), which is a component of equity, in the fourth quarter of 2008. This non-cash charge to equity negatively affected our *debt-to-capital ratio* by approximately 11 percentage points. We expect to contribute approximately $1 billion to our pension plans in 2009 compared with $422 million in 2008. In addition, we expect our pension and other postretirement benefit plan expenses to increase approximately $300 million in 2009, excluding any impact of redundancy charges.

Q16:   What is your Machinery & Engines debt-to-capital ratio and how has it changed over the course of the year?

A: The debt-to-capital ratio for Machinery and Engines was 57.9 percent at the end of 2008, above our target range of 35 to 45 percent. The $3.4 billion equity reduction from pension and other postretirement benefits increased the debt-to-capital ratio 11 percentage points. Our extra cash cushion increased short-term debt and added 3 percentage points to the debt-to-capital ratio. Additionally, in 2008 the consolidation of Cat Japan increased the debt-to-capital ratio about 7 percent.

Financial Products

Q17: **Why did Financial Products profit drop in fourth quarter compared to fourth-quarter 2007 when revenues were higher? Can you discuss any unusual items that affected your fourth-quarter results?**

A: Financial Products pre-tax loss was $24 million for the fourth quarter of 2008, compared with a pre-tax profit of $181 million in the fourth quarter of 2007. At Cat Financial, profitability related directly to the portfolio was down $77 million and consisted of a decreased net yield on average earning assets and a higher provision for credit losses, partially offset by higher average earning assets. In addition, interest rate volatility in the fourth quarter resulted in mark-to-market adjustments on interest rate derivative contracts, which lowered profit $47 million compared to 2007. Cat Financial also reported a $20 million currency exchange loss in the fourth quarter of 2008, compared to a $4 million gain in 2007, and due to worse than expected loss experience, recorded a $15 million write-down in retained interests related to the securitized asset portfolio. In addition, at Cat Insurance there was a $33 million charge related to equity investments within the Cat Insurance investment portfolio.

Q18: **Give us an update on the quality of Cat Financial's asset portfolio. How are past dues, credit losses and allowances?**

A: Key portfolio metrics remain somewhat stressed due to global economic conditions. At the end of 2008, past dues were 3.88 percent compared with 2.36 percent at the end of 2007. The U.S. has not yet shown signs of recovery, and we see continued slowing in other geographical locations. We expect there will be continued upward pressure on past dues throughout 2009.

Bad debt write-offs, net of recoveries, were $61 million for the fourth quarter of 2008 compared with $27 million for the fourth quarter of 2007; $31 million of the increase was driven by economic conditions primarily in North America and $3 million was due to the 12-percent growth in Cat Financial's average retail finance receivable portfolio. For the full year of 2008, bad debt write-offs, net of recoveries, were $121 million compared with $68 million for the full year of 2007.

At the end of 2008, Cat Financial's allowance for credit losses totaled $395 million, an increase of $42 million from the end of 2007. Of the increase, $28 million is attributable to growth in the retail finance receivable portfolio while $14 million resulted from the increase in the allowance rate from 1.39 percent to 1.44 percent of net finance receivables.

Q19: **How do these asset quality metrics compare with prior recessions?**

A: At the end of 2008, past dues were 3.88 percent. As an historical comparison, total Cat Financial past dues during the last U.S. recession were 4.78 percent at their peak at the end of the first quarter of 2002. Total write-offs, net of recoveries for the full year of 2002 were 0.69 percent of our average retail portfolio, significantly higher than the full-year 2008 rate of 0.48 percent. Cat Financial's allowance for credit losses, totaling $395 million at the end of 2008, is appropriate for the current and expected global economic environment.

Q20: What are you expecting relative to past dues and losses in 2009?

A: Consistent with our 2009 economic outlook and expected further weakening of the global economy, we expect past dues and write-offs will likely be higher in 2009 compared with 2008. Cat Financial increased the allowance for credit losses to $395 million, or 1.44 percent of net finance receivables at the end of 2008, which we feel is appropriate for the current and expected global economic environment. Should economic conditions worsen beyond expectations, additional increases to Cat Financial's allowance for credit losses may be needed.

Q21: Describe your access to debt markets over the past quarter.

A: Generally, term debt markets were fragile during the fourth quarter. In December 2008, Cat Financial issued $463 million in Cat Power Notes in the U.S. These retail notes are unsecured demand notes sold through brokers and dealers. The retail notes' terms range from 2 to 7 years. Credit spreads were elevated compared with normal levels during the fourth quarter.

Cat Financial did not issue medium-term debt in the fourth quarter. Since year-end, the U.S. and certain international debt markets, notably Europe, have improved with a corresponding improvement in credit spreads.

Q22: How much commercial paper do you have, and do you have commercial paper with maturities beyond a few days?

A: Cat Financial has maintained access to commercial paper (CP) markets throughout the credit market disruption to fund ongoing operations. At year-end 2008, Cat Financial had $5.244 billion in global CP outstanding. Of this amount, 90 percent was in maturities beyond one week. Over the fourth-quarter 2008, CP issuance ranged from overnight to three months. Access has been good in the U.S. and satisfactory in Europe and Canada. Pricing levels have been attractive in the U.S. and satisfactory in both Europe and Canada. For example, since year-end 2008 Cat Financial has issued 30-day CP in the U.S. at 0.2 percent APR, Europe at 2.0 percent APR and Canada at 1.4 percent APR.

The broader prevailing market conditions in Australia and Japan have been more challenging, with higher pricing and more limited access. Overall, global CP investor response has been positive.

Q23: Are you backing up your commercial paper with bank lines? How much?

A: Caterpillar Inc. and Cat Financial share a revolving credit facility that, in September 2008, was increased by $0.3 billion to $6.85 billion. The majority of this facility, totaling $5.85 billion, is allocated to Cat Financial and is used to backup 100 percent of our CP issuance globally.

Q24: What happens if Cat Financial's access to debt is severely limited in 2009?

A: If global conditions deteriorate so significantly that access to the debt markets becomes unavailable to Cat Financial, it would rely on: a) cash flow from its existing retail portfolio approximating $1 billion per month to assist in retiring debt balances; b) utilization of Cat Financial's cash balances, which totaled $1.08 billion at year-end 2008; and/or c) access to the $6.85 billion revolving credit facility shared jointly with Caterpillar Inc. and other credit line facilities held by the company.

Q25: **From a competitive standpoint, are you competitive with other lenders in financing Cat product, or are margins getting squeezed?**

A: Cat Financial's overall competitiveness varies depending on the specific competitor, type of customer, geographic location, transaction amount, type of financial product (e.g. operating lease vs. installment sales contract), tenor of transaction and the use of below market interest rate programs. Cat Financial is less competitive on certain transactions compared to companies with access to government-supported funding programs. Cat Financial remains competitive compared with those companies without access to government-supported programs and for specific transaction types.

Cat Financial's net yield on average earning assets was $57 million lower in the fourth quarter of 2008 compared with 2007 for a number of reasons, including the impacts of intense competition, maintaining higher cash balances in the fourth quarter and higher levels of past due accounts.

Q26: **What happened with Cat Insurance? Can you describe the fourth-quarter write-off in more detail?**

A: In the fourth quarter of 2008, Cat Insurance recorded a $37 million charge for an Other Than Temporary Impairment of the equity investments within the Cat Insurance investment portfolio. Under Cat Insurance's policy, management performs an equity-by-equity review of investments where the market value is below book value. Cat Insurance has a conservative investment philosophy. At year-end, the portfolio mix was approximately 90 percent debt securities and approximately 10 percent equity securities. The fourth-quarter adjustment represents the mark-to-market amount for equities whose value is not expected to recover in a reasonable timeframe. While the charge in the fourth quarter was appropriate for current market conditions, there could be additional write-downs if stock prices decline from year-end levels or if the value of those stocks whose value is only temporarily impaired fails to recover as expected.

Q27: **Are used equipment prices continuing to fall and how does that impact Cat Financial's lease business?**

A: Cat Financial has had a consistent approach to underwriting over a number of years and has a very diversified portfolio serving multiple industries. Residuals are established by model based on a range of factors including: the application, expected usage, lease term and past remarketing experience. While in general used equipment prices are continuing to trend lower, we believe that current lease residual values are appropriate. Over the past 10 years, Cat Financial's gain or loss on terminations has not been significant to profitability and has averaged about 1 percent of Cat Financial's profit before tax. In addition, Cat Financial's recent experience is consistent with its historical performance.

GLOSSARY OF TERMS

1. **Cat Production System (CPS)** – The Cat Production System is the common Order-to-Delivery process being implemented enterprise-wide to achieve our safety, quality, velocity, earnings and growth goals for 2010 and beyond.

2. **Consolidating Adjustments** – Eliminations of transactions between Machinery and Engines and Financial Products.

3. **Currency** – With respect to sales and revenues, currency represents the translation impact on sales resulting from changes in foreign currency exchange rates versus the U.S. dollar. With respect to operating profit, currency represents the net translation impact on sales and operating costs resulting from changes in foreign currency exchange rates versus the U.S. dollar. Currency includes the impacts on sales and operating profit for the Machinery and Engines lines of business only; currency impacts on Financial Products revenues and operating profit are included in the Financial Products portions of the respective analyses. With respect to other income/expense, currency represents the effects of forward and option contracts entered into by the company to reduce the risk of fluctuations in exchange rates and the net effect of changes in foreign currency exchange rates on our foreign currency assets and liabilities for consolidated results.

4. **Debt-to-Capital Ratio** – A key measure of financial strength used by both management and our credit rating agencies. The metric is a ratio of Machinery and Engines debt (short-term borrowings plus long-term debt) and redeemable noncontrolling interest to the sum of Machinery and Engines debt, redeemable noncontrolling interest, and stockholders' equity.

5. **EAME** – Geographic region including Europe, Africa, the Middle East and the Commonwealth of Independent States (CIS).

6. **Earning Assets** – Assets consisting primarily of total finance receivables net of unearned income, plus equipment on operating leases, less accumulated depreciation at Cat Financial.

7. **Engines** – A principal line of business including the design, manufacture, marketing and sales of engines for Caterpillar machinery; electric power generation systems; on-highway vehicles and locomotives; marine, petroleum, construction, industrial, agricultural and other applications and related parts. Also includes remanufacturing of Caterpillar engines and a variety of Caterpillar machinery and engine components and remanufacturing services for other companies. Reciprocating engines meet power needs ranging from 10 to 21,700 horsepower (8 to more than 16 000 kilowatts). Turbines range from 1,600 to 30,000 horsepower (1 200 to 22 000 kilowatts).

8. **Financial Products** – A principal line of business consisting primarily of Caterpillar Financial Services Corporation (Cat Financial), Caterpillar Insurance Holdings, Inc. (Cat Insurance), Caterpillar Power Ventures Corporation (Cat Power Ventures) and their respective subsidiaries. Cat Financial provides a wide range of financing alternatives to customers and dealers for Caterpillar machinery and engines, Solar gas turbines as well as other equipment and marine vessels. Cat Financial also extends loans to customers and dealers. Cat Insurance provides various forms of insurance to customers and dealers to help support the purchase and lease of our equipment. Cat Power Ventures is an investor in independent power projects using Caterpillar power generation equipment and services.

9. **Integrated Service Businesses** – A service business or a business containing an important service component. These businesses include, but are not limited to, aftermarket parts, Cat Financial, Cat Insurance, Progress Rail, Solar Turbines Customer Services, Cat Logistics, OEM Solutions and Cat Reman.

10. **Latin America** – Geographic region including Central and South American countries and Mexico.

11. **Machinery** – A principal line of business which includes the design, manufacture, marketing and sales of construction, mining and forestry machinery—track and wheel tractors, track and wheel loaders, pipelayers, motor graders, wheel tractor-scrapers, track and wheel excavators, backhoe loaders, log skidders, log loaders, off-highway trucks, articulated trucks, paving products, skid steer loaders and related parts. Also includes logistics services for other companies and the design, manufacture, remanufacture, maintenance and services of rail-related products.

12. **Machinery and Engines (M&E)** – Due to the highly integrated nature of operations, it represents the aggregate total of the Machinery and Engines lines of business and includes primarily our manufacturing, marketing and parts distribution operations.

13. **Machinery and Engines Other Operating Expenses** – Comprised primarily of gains (losses) on disposal of long-lived assets, long-lived asset impairment charges and employee severance charges.

14. **Manufacturing Costs** – Represent the volume-adjusted change for manufacturing costs. Manufacturing costs are defined as material costs and labor and overhead costs related to the production process. Excludes the impact of currency.

15. **Price Realization** – The impact of net price changes excluding currency and new product introductions. Consolidated price realization includes the impact of changes in the relative weighting of sales between geographic regions.

16. **Sales Volume** – With respect to sales and revenues, sales volume represents the impact of changes in the quantities sold for machinery and engines as well as the incremental revenue impact of new product introductions. With respect to operating profit, sales volume represents the impact of changes in the quantities sold for machinery and engines combined with product mix—the net operating profit impact of changes in the relative weighting of machinery and engines sales with respect to total sales.

17. **Shin Caterpillar Mitsubishi Ltd. (SCM)** – Formerly a 50/50 joint venture between Caterpillar and Mitsubishi Heavy Industries Ltd. (MHI). On August 1, 2008, SCM redeemed one-half of MHI's shares. Caterpillar now owns 67 percent of the renamed entity, Caterpillar Japan Ltd.

NON-GAAP FINANCIAL MEASURES

The following definition is provided for "non-GAAP financial measures" in connection with Regulation G issued by the Securities and Exchange Commission. This non-GAAP financial measure has no standardized meaning prescribed by U.S. GAAP and therefore is unlikely to be comparable to the calculation of similar measures for other companies. Management does not intend this item to be considered in isolation or as a substitute for the related GAAP measure:

Machinery and Engines - Caterpillar defines Machinery and Engines as it is presented in the supplemental data as Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis. Machinery and Engines information relates to the design, manufacture and marketing of our products. Financial Products information relates to the financing to customers and dealers for the purchase and lease of Caterpillar and other equipment. The nature of these businesses is different, especially with regard to the financial position and cash flow items. Caterpillar management utilizes this presentation internally to highlight these differences. We also believe this presentation will assist readers in understanding our business. Pages 39-44 reconcile Machinery and Engines with Financial Products on the equity basis to Caterpillar Inc. consolidated financial information.

Caterpillar's latest financial results and current outlook are also available via:

Telephone:
   (800) 228-7717 (Inside the United States and Canada)
   (858) 244-2080 (Outside the United States and Canada)

Internet:
   http://www.cat.com/investor
   http://www.cat.com/irwebcast (live broadcast/replays of quarterly conference call)

Caterpillar contact:
   Jim Dugan
   Corporate Public Affairs
   (309) 494-4100 (Office) or (309) 360-7311 (Mobile)
   mailto:Dugan_Jim@cat.com

Caterpillar Inc.
Condensed Consolidated Statement of Results of Operations
(Unaudited)
(Dollars in millions except per share data)

	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2008	2007	2008	2007
Sales and revenues:				
Sales of Machinery and Engines	$ 12,120	$ 11,360	$ 48,044	$ 41,962
Revenues of Financial Products	803	784	3,280	2,996
Total sales and revenues...	12,923	12,144	51,324	44,958
Operating costs:				
Cost of goods sold...	10,066	8,920	38,415	32,626
Selling, general and administrative expenses	1,305	1,025	4,399	3,821
Research and development expenses	507	357	1,728	1,404
Interest expense of Financial Products...........................	299	293	1,153	1,132
Other operating (income) expenses	289	294	1,181	1,054
Total operating costs	12,466	10,889	46,876	40,037
Operating profit..	457	1,255	4,448	4,921
Interest expense excluding Financial Products	71	60	274	288
Other income (expense)	(26)	88	299	320
Consolidated profit (loss) before taxes.............................	360	1,283	4,473	4,953
Provision (benefit) for income taxes	(296)	330	953	1,485
Profit of consolidated companies.....................................	656	953	3,520	3,468
Equity in profit (loss) of unconsolidated affiliated companies...	5	22	37	73
Profit...	$ 661	$ 975	$ 3,557	$ 3,541
Profit per common share	$ 1.10	$ 1.55	$ 5.83	$ 5.55
Profit per common share – diluted [1]	$ 1.08	$ 1.50	$ 5.66	$ 5.37
Weighted average common shares outstanding (millions)				
- Basic	602.1	630.4	610.5	638.2
- Diluted [1]	610.6	650.8	627.9	659.5
Cash dividends declared per common share	$ .84	$ .72	$ 1.62	$ 1.38

[1] Diluted by assumed exercise of stock-based compensation awards using the treasury stock method.

(more)

Caterpillar Inc.
Condensed Consolidated Statement of Financial Position
(Unaudited)
(Millions of dollars)

	December 31, 2008	December 31, 2007
Assets		
Current assets:		
Cash and short-term investments	$ 2,736	$ 1,122
Receivables - trade and other	9,397	8,249
Receivables - finance	9,051	7,503
Deferred and refundable income taxes	1,223	816
Prepaid expenses and other current assets	765	583
Inventories	8,781	7,204
Total current assets	31,953	25,477
Property, plant and equipment – net	12,524	9,997
Long-term receivables - trade and other	1,479	685
Long-term receivables - finance	13,944	13,462
Investments in unconsolidated affiliated companies	94	598
Noncurrent deferred and refundable income taxes	3,311	1,553
Intangible assets	511	475
Goodwill	2,261	1,963
Other assets	1,705	1,922
Total assets	$ 67,782	$ 56,132
Liabilities		
Current liabilities:		
Short-term borrowings:		
-- Machinery and Engines	$ 1,632	$ 187
-- Financial Products	6,997	5,281
Accounts payable	4,827	4,723
Accrued expenses	4,121	3,178
Accrued wages, salaries and employee benefits	1,242	1,126
Customer advances	1,898	1,442
Dividends payable	253	225
Other current liabilities	1,027	951
Long-term debt due within one year:		
-- Machinery and Engines	330	180
-- Financial Products	5,036	4,952
Total current liabilities	27,363	22,245
Long-term debt due after one year:		
-- Machinery and Engines	5,862	3,639
-- Financial Products	15,678	14,190
Liability for postemployment benefits	9,975	5,059
Other liabilities	2,293	2,116
Total liabilities	61,171	47,249
Redeemable noncontrolling interest	524	—
Stockholders' equity		
Common stock	3,057	2,744
Treasury stock	(11,217)	(9,451)
Profit employed in the business	19,826	17,398
Accumulated other comprehensive income	(5,579)	(1,808)
Total stockholders' equity	6,087	8,883
Total liabilities, redeemable noncontrolling interest and stockholders' equity	$ 67,782	$ 56,132

(more)

Caterpillar Inc.
Condensed Consolidated Statement of Cash Flow
(Unaudited)
(Millions of dollars)

	Twelve Months Ended December 31,	
	2008	2007
Cash flow from operating activities:		
Profit	$ 3,557	$ 3,541
Adjustments for non-cash items:		
Depreciation and amortization	1,980	1,797
Other	383	199
Changes in assets and liabilities:		
Receivables – trade and other	(545)	899
Inventories	(833)	(745)
Accounts payable and accrued expenses	656	618
Customer advances	286	576
Other assets – net	(470)	66
Other liabilities – net	(227)	984
Net cash provided by (used for) operating activities	4,787	7,935
Cash flow from investing activities:		
Capital expenditures – excluding equipment leased to others	(2,445)	(1,700)
Expenditures for equipment leased to others	(1,566)	(1,340)
Proceeds from disposals of property, plant and equipment	982	408
Additions to finance receivables	(14,031)	(13,946)
Collections of finance receivables	9,717	10,985
Proceeds from sale of finance receivables	949	866
Investments and acquisitions (net of cash acquired)	(117)	(229)
Proceeds from release of security deposit	—	290
Proceeds from sale of available-for-sale securities	357	282
Investments in available-for-sale securities	(339)	(485)
Other – net	197	461
Net cash provided by (used for) investing activities	(6,296)	(4,408)
Cash flow from financing activities:		
Dividends paid	(953)	(845)
Common stock issued, including treasury shares reissued	135	328
Payment for stock repurchase derivative contracts	(38)	(56)
Treasury shares purchased	(1,800)	(2,405)
Excess tax benefit from stock-based compensation	56	155
Proceeds from debt issued (original maturities greater than three months)	17,930	11,039
Payments on debt (original maturities greater than three months)	(14,439)	(10,888)
Short-term borrowings (original maturities three months or less)-net	2,074	(297)
Net cash provided by (used for) financing activities	2,965	(2,969)
Effect of exchange rate changes on cash	158	34
Increase (decrease) in cash and short-term investments	1,614	592
Cash and short-term investments at beginning of period	1,122	530
Cash and short-term investments at end of period	$ 2,736	$ 1,122

Certain amounts for prior periods have been reclassified to conform to the current period financial statement presentation.

All short-term investments, which consist primarily of highly liquid investments with original maturities of three months or less, are considered to be cash equivalents.

Caterpillar Inc.
Supplemental Data for Results of Operations
For The Three Months Ended December 31, 2008
(Unaudited)
(Millions of dollars)

| | | Supplemental Consolidating Data | | |
	Consolidated	Machinery and Engines [1]	Financial Products	Consolidating Adjustments
Sales and revenues:				
Sales of Machinery and Engines...................................	$ 12,120	$ 12,120	$ —	$ —
Revenues of Financial Products	803	—	869	(66) [2]
Total sales and revenues...	12,923	12,120	869	(66)
Operating costs:				
Cost of goods sold	10,066	10,066	—	—
Selling, general and administrative expenses...............	1,305	1,131	186	(12) [3]
Research and development expenses...........................	507	507	—	—
Interest expense of Financial Products	299	—	305	(6) [4]
Other operating (income) expenses..............................	289	(16)	304	1 [3]
Total operating costs..	12,466	11,688	795	(17)
Operating profit..	457	432	74	(49)
Interest expense excluding Financial Products.............	71	67	—	4 [4]
Other income (expense)..	(26)	19	(98)	53 [5]
Consolidated profit (loss) before taxes.........................	360	384	(24)	—
Provision (benefit) for income taxes.............................	(296)	(267)	(29)	—
Profit of consolidated companies	656	651	5	—
Equity in profit (loss) of unconsolidated affiliated companies	5	5	—	—
Equity in profit of Financial Products' subsidiaries	—	5	—	(5) [6]
Profit...	$ 661	$ 661	$ 5	$ (5)

---

[1] Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.

[2] Elimination of Financial Products' revenues earned from Machinery and Engines.

[3] Elimination of net expenses recorded by Machinery and Engines paid to Financial Products.

[4] Elimination of interest expense recorded between Financial Products and Machinery and Engines.

[5] Elimination of discount recorded by Machinery and Engines on receivables sold to Financial Products and of interest earned between Machinery and Engines and Financial Products.

[6] Elimination of Financial Products' profit due to equity method of accounting.

Caterpillar Inc.
Supplemental Data for Results of Operations
For The Three Months Ended December 31, 2007
(Unaudited)
(Millions of dollars)

	Consolidated	Supplemental Consolidating Data		
		Machinery and Engines [1]	Financial Products	Consolidating Adjustments
Sales and revenues:				
Sales of Machinery and Engines	$ 11,360	$ 11,360	$ —	$ —
Revenues of Financial Products	784	—	888	(104) [2]
Total sales and revenues	12,144	11,360	888	(104)
Operating costs:				
Cost of goods sold	8,920	8,920	—	—
Selling, general and administrative expenses	1,025	887	138	— [3]
Research and development expenses	357	357	—	—
Interest expense of Financial Products	293	—	295	(2) [4]
Other operating (income) expenses	294	6	294	(6) [3]
Total operating costs	10,889	10,170	727	(8)
Operating profit	1,255	1,190	161	(96)
Interest expense excluding Financial Products	60	61	—	(1) [4]
Other income (expense)	88	(27)	20	95 [5]
Consolidated profit (loss) before taxes	1,283	1,102	181	—
Provision (benefit) for income taxes	330	254	76	—
Profit of consolidated companies	953	848	105	—
Equity in profit (loss) of unconsolidated affiliated companies	22	21	1	—
Equity in profit of Financial Products' subsidiaries	—	106	—	(106) [6]
Profit	$ 975	$ 975	$ 106	$ (106)

[1] Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.
[2] Elimination of Financial Products' revenues earned from Machinery and Engines.
[3] Elimination of net expenses recorded by Machinery and Engines paid to Financial Products.
[4] Elimination of interest expense recorded between Financial Products and Machinery and Engines.
[5] Elimination of discount recorded by Machinery and Engines on receivables sold to Financial Products and of interest earned between Machinery and Engines and Financial Products.
[6] Elimination of Financial Products' profit due to equity method of accounting.

(more)

Caterpillar Inc.
Supplemental Data for Results of Operations
For The Twelve Months Ended December 31, 2008
(Unaudited)
(Millions of dollars)

	Consolidated	Supplemental Consolidating Data		
		Machinery and Engines [1]	Financial Products	Consolidating Adjustments
Sales and revenues:				
Sales of Machinery and Engines	$ 48,044	$ 48,044	$ —	$ —
Revenues of Financial Products	3,280	—	3,588	(308) [2]
Total sales and revenues	51,324	48,044	3,588	(308)
Operating costs:				
Cost of goods sold	38,415	38,415	—	—
Selling, general and administrative expenses	4,399	3,812	616	(29) [3]
Research and development expenses	1,728	1,728	—	—
Interest expense of Financial Products	1,153	—	1,162	(9) [4]
Other operating (income) expenses	1,181	(33)	1,231	(17) [3]
Total operating costs	46,876	43,922	3,009	(55)
Operating profit	4,448	4,122	579	(253)
Interest expense excluding Financial Products	274	270	—	4 [4]
Other income (expense)	299	80	(38)	257 [5]
Consolidated profit (loss) before taxes	4,473	3,932	541	—
Provision (benefit) for income taxes	953	822	131	—
Profit of consolidated companies	3,520	3,110	410	—
Equity in profit (loss) of unconsolidated affiliated companies	37	38	(1)	—
Equity in profit of Financial Products' subsidiaries	—	409	—	(409) [6]
Profit	$ 3,557	$ 3,557	$ 409	$ (409)

[1] Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.
[2] Elimination of Financial Products' revenues earned from Machinery and Engines.
[3] Elimination of net expenses recorded by Machinery and Engines paid to Financial Products.
[4] Elimination of interest expense recorded between Financial Products and Machinery and Engines.
[5] Elimination of discount recorded by Machinery and Engines on receivables sold to Financial Products and of interest earned between Machinery and Engines and Financial Products.
[6] Elimination of Financial Products' profit due to equity method of accounting.

(more)

Caterpillar Inc.
Supplemental Data for Results of Operations
For The Twelve Months Ended December 31, 2007
(Unaudited)
(Millions of dollars)

	Consolidated	Supplemental Consolidating Data		
		Machinery and Engines [1]	Financial Products	Consolidating Adjustments
Sales and revenues:				
Sales of Machinery and Engines	$ 41,962	$ 41,962	$ —	$ —
Revenues of Financial Products	2,996	—	3,396	(400) [2]
Total sales and revenues	44,958	41,962	3,396	(400)
Operating costs:				
Cost of goods sold	32,626	32,626	—	—
Selling, general and administrative expenses	3,821	3,356	480	(15) [3]
Research and development expenses	1,404	1,404	—	—
Interest expense of Financial Products	1,132	—	1,137	(5) [4]
Other operating (income) expenses	1,054	(8)	1,089	(27) [3]
Total operating costs	40,037	37,378	2,706	(47)
Operating profit	4,921	4,584	690	(353)
Interest expense excluding Financial Products	288	294	—	(6) [4]
Other income (expense)	320	(104)	77	347 [5]
Consolidated profit (loss) before taxes	4,953	4,186	767	—
Provision (benefit) for income taxes	1,485	1,220	265	—
Profit of consolidated companies	3,468	2,966	502	—
Equity in profit (loss) of unconsolidated affiliated companies	73	69	4	—
Equity in profit of Financial Products' subsidiaries	—	506	—	(506) [6]
Profit	$ 3,541	$ 3,541	$ 506	$ (506)

[1] Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.

[2] Elimination of Financial Products' revenues earned from Machinery and Engines.

[3] Elimination of net expenses recorded by Machinery and Engines paid to Financial Products.

[4] Elimination of interest expense recorded between Financial Products and Machinery and Engines.

[5] Elimination of discount recorded by Machinery and Engines on receivables sold to Financial Products and of interest earned between Machinery and Engines and Financial Products.

[6] Elimination of Financial Products' profit due to equity method of accounting.

Caterpillar Inc.
Supplemental Data for Cash Flow
For The Twelve Months Ended December 31, 2008
(Unaudited)
(Millions of dollars)

	Consolidated	Supplemental Consolidating Data		
		Machinery and Engines[1]	Financial Products	Consolidating Adjustments
Cash flow from operating activities:				
Profit	$ 3,557	$ 3,557	$ 409	$ (409) [2]
Adjustments for non-cash items:				
Depreciation and amortization	1,980	1,225	755	—
Undistributed profit of Financial Products	—	(409)	—	409 [3]
Other	383	194	55	134 [4]
Changes in assets and liabilities:				
Receivables - trade and other	(545)	(471)	(49)	(25) [4,5]
Inventories	(833)	(833)	—	—
Accounts payable and accrued expenses	656	574	69	13 [4]
Customer advances	286	286	—	—
Other assets - net	(470)	(503)	(102)	135 [4]
Other liabilities - net	(227)	(60)	(33)	(134) [4]
Net cash provided by (used for) operating activities	4,787	3,560	1,104	123
Cash flow from investing activities:				
Capital expenditures - excluding equipment leased to others	(2,445)	(2,421)	(24)	—
Expenditures for equipment leased to others	(1,566)	—	(1,588)	22 [4]
Proceeds from disposals of property, plant and equipment	982	30	952	— [4]
Additions to finance receivables	(14,031)	—	(37,811)	23,780 [5]
Collections of finance receivables	9,717	—	32,135	(22,418) [5]
Proceeds from sale of finance receivables	949	—	2,459	(1,510) [5]
Net intercompany borrowings	—	(168)	33	135 [6]
Investments and acquisitions (net of cash acquired)	(117)	(148)	28	3 [7]
Proceeds from release of security deposit	—	—	—	—
Proceeds from sale of available-for-sale securities	357	23	334	—
Investments in available-for-sale securities	(339)	(18)	(321)	—
Other - net	197	139	58	— [7]
Net cash provided by (used for) investing activities	(6,296)	(2,563)	(3,745)	12
Cash flow from financing activities:				
Dividends paid	(953)	(953)	—	— [8]
Common stock issued, including treasury shares reissued	135	135	—	— [7]
Payment for stock repurchase derivative contracts	(38)	(38)	—	—
Treasury shares purchased	(1,800)	(1,800)	—	—
Excess tax benefit from stock-based compensation	56	56	—	—
Net intercompany borrowings	—	(33)	168	(135) [6]
Proceeds from debt issued (original maturities greater than three months)	17,930	1,673	16,257	—
Payments on debt (original maturities greater than three months)	(14,439)	(296)	(14,143)	—
Short-term borrowings (original maturities three months or less)-net	2,074	737	1,337	—
Net cash provided by (used for) financing activities	2,965	(519)	3,619	(135)
Effect of exchange rate changes on cash	158	177	(19)	—
Increase (decrease) in cash and short-term investments	1,614	655	959	—
Cash and short-term investments at beginning of period	1,122	862	260	—
Cash and short-term investments at end of period	$ 2,736	$ 1,517	$ 1,219	$ —

[1] Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.
[2] Elimination of Financial Products' profit after tax due to equity method of accounting.
[3] Non-cash adjustment for the undistributed earnings from Financial Products.
[4] Elimination of non-cash adjustments and changes in assets and liabilities related to consolidated reporting.
[5] Reclassification of Cat Financial's cash flow activity from investing to operating for receivables that arose from the sale of inventory.
[6] Net proceeds and payments to/from Machinery and Engines and Financial Products.
[7] Change in investment and common stock related to Financial Products.
[8] Elimination of dividends from Financial Products to Machinery and Engines.

Caterpillar Inc.
Supplemental Data for Cash Flow
For The Twelve Months Ended December 31, 2007
(Unaudited)
(Millions of dollars)

	Consolidated	Supplemental Consolidating Data		
		Machinery and Engines[1]	Financial Products	Consolidating Adjustments
Cash flow from operating activities:				
Profit	$ 3,541	$ 3,541	$ 506	$ (506) [2]
Adjustments for non-cash items:				
Depreciation and amortization	1,797	1,093	704	—
Undistributed profit of Financial Products	—	(256)	—	256 [3]
Other	199	114	(267)	352 [4]
Changes in assets and liabilities:				
Receivables - trade and other	899	(317)	(105)	1,321 [4,5]
Inventories	(745)	(745)	—	—
Accounts payable and accrued expenses	618	408	216	(6) [4]
Customer advances	576	576	—	—
Other assets - net	66	63	(9)	12 [4]
Other liabilities - net	984	969	40	(25) [4]
Net cash provided by (used for) operating activities	7,935	5,446	1,085	1,404
Cash flow from investing activities:				
Capital expenditures - excluding equipment leased to others	(1,700)	(1,683)	(17)	—
Expenditures for equipment leased to others	(1,340)	—	(1,349)	9 [4]
Proceeds from disposals of property, plant and equipment	408	14	398	(4) [4]
Additions to finance receivables	(13,946)	—	(36,251)	22,305 [5]
Collections of finance receivables	10,985	—	33,456	(22,471) [5]
Proceeds from sale of finance receivables	866	—	2,378	(1,512) [5]
Net intercompany borrowings	—	(177)	3	174 [6]
Investments and acquisitions (net of cash acquired)	(229)	(244)	—	15 [7]
Proceeds from release of security deposit	290	290	—	—
Proceeds from sale of available-for-sale securities	282	23	259	—
Investments in available-for-sale securities	(485)	(29)	(456)	—
Other - net	461	122	341	(2) [7]
Net cash provided by (used for) investing activities	(4,408)	(1,684)	(1,238)	(1,486)
Cash flow from financing activities:				
Dividends paid	(845)	(845)	(254)	254 [8]
Common stock issued, including treasury shares reissued	328	328	(2)	2 [7]
Payment for stock repurchase derivative contracts	(56)	(56)	—	—
Treasury shares purchased	(2,405)	(2,405)	—	—
Excess tax benefit from stock-based compensation	155	155	—	—
Net intercompany borrowings	—	(3)	177	(174) [6]
Proceeds from debt issued (original maturities greater than three months)	11,039	224	10,815	—
Payments on debt (original maturities greater than three months)	(10,888)	(598)	(10,290)	—
Short-term borrowings (original maturities three months or less)-net	(297)	(41)	(256)	—
Net cash provided by (used for) financing activities	(2,969)	(3,241)	190	82
Effect of exchange rate changes on cash	34	22	12	—
Increase (decrease) in cash and short-term investments	592	543	49	—
Cash and short-term investments at beginning of period	530	319	211	—
Cash and short-term investments at end of period	$ 1,122	$ 862	$ 260	$ —

[1] Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.
[2] Elimination of Financial Products' profit after tax due to equity method of accounting.
[3] Non-cash adjustment for the undistributed earnings from Financial Products.
[4] Elimination of non-cash adjustments and changes in assets and liabilities related to consolidated reporting.
[5] Reclassification of Cat Financial's cash flow activity from investing to operating for receivables that arose from the sale of inventory.
[6] Net proceeds and payments to/from Machinery and Engines and Financial Products.
[7] Change in investment and common stock related to Financial Products.
[8] Elimination of dividends from Financial Products to Machinery and Engines.

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Caterpillar Public Release